Exhibit 99.3

Annual Information Form

Sun Life Financial Inc.

For the Year Ended December 31, 2019

February 12, 2020

Annual Information Form 2019

Table of Contents

	Annual Information Form	Management’s Discussion & Analysis(1)	Consolidated Financial Statements and Notes(1)

Corporate Structure	3

Development of the Business	3

Business of Sun Life Financial	4	Section B

Financial Performance		Section C	Notes 8-12

Investments		Section H	Note 5

Risk Management		Section J	Note 6

Capital Structure	7	Section I	Note 15

Dividends	11	Section I	Note 15

Security Ratings	11	Section F

Transfer Agents and Registrar	14

Directors and Executive Officers	14

Code of Business Conduct	18

Principal Accountant Fees and Services	18

Interests of Experts	19

Regulatory Matters	19

Risk Factors	32

Legal and Regulatory Proceedings	48

Additional Information	48

Appendix A - Charter of the Audit Committee	49

(1) As indicated, parts of the Company’s MD&A, consolidated financial statements and accompanying notes for the year ended December 31, 2019 are incorporated by reference in this AIF. The 2019 MD&A (as defined below) and the 2019 Consolidated Financial Statements (as defined below) may be accessed at www.sedar.com and www.sec.gov, respectively.

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The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description

AIF	Annual Information Form	OSFI	Office of the Superintendent of Financial Institutions, Canada

IFRS	International Financial Reporting Standards	SEC	United States Securities and Exchange Commission

LICAT	Life Insurance Capital Adequacy Test	Sun Life Assurance	Sun Life Assurance Company of Canada

MD&A	Management’s Discussion & Analysis	SLF Inc.	Sun Life Financial Inc.

NAIC	National Association of Insurance Commissioners, United States	Superintendent	The Superintendent under the Office of the Superintendent of Financial Institutions Act

OECD	The Organization for Economic Cooperation and Development

Presentation of Information

In this AIF, SLF Inc. and its consolidated subsidiaries are collectively referred to as “Sun Life”, the “Company”, “we”, “us” or “our” and also includes, where applicable, our joint ventures and associates.

Unless otherwise indicated, all information in this AIF is presented as at and for the year ended December 31, 2019, and amounts are expressed in Canadian dollars. Financial information is presented in accordance with IFRS and the accounting requirements of OSFI.

Documents Incorporated by Reference

The following documents are incorporated by reference in and form part of this AIF:

(i)	SLF Inc.’s MD&A for the year ended December 31, 2019 (our “2019 MD&A”), and
(ii)	SLF Inc.’s Consolidated Financial Statements and accompanying notes for the year ended December 31, 2019 (our “2019 Consolidated Financial Statements”).

These documents have been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

Forward-looking Statements

Certain statements in this AIF and the documents incorporated by reference herein including, (i) statements relating to our strategies, (ii) statements that are predictive in nature, (iii) statements that depend upon or refer to future events or conditions, and (iv) statements that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this AIF under Risk Factors and in our annual MD&A under the heading Forward-looking Statements and the factors detailed in our annual and interim financial statements and other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings and the impact of mergers, acquisitions and divestitures; operational risks - related

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to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Corporate Structure

SLF Inc. was incorporated under the Insurance Companies Act, Canada (the “Insurance Act”) on August 5, 1999, to become the holding company of Sun Life Assurance in connection with the demutualization of Sun Life Assurance.

Sun Life Assurance was incorporated in 1865 as a stock insurance company and was converted into a mutual insurance company in 1962. On March 22, 2000, Sun Life Assurance implemented a plan of demutualization under which it converted back to a stock company pursuant to Letters Patent of Conversion issued under the Insurance Act. Under this plan of demutualization, Sun Life Assurance became a wholly-owned subsidiary of SLF Inc.

The head and registered office of SLF Inc. is located at 1 York Street, Toronto, Ontario, M5J 0B6.

SLF Inc. conducts its business worldwide through direct and indirect operating subsidiaries, joint ventures and associates. SLF Inc.’s principal subsidiaries are included in the subsidiaries listed in SLF Inc.’s annual report and that list of subsidiaries is incorporated herein by reference. That list includes the percentage of voting shares owned by SLF Inc., directly or indirectly, and where those companies are incorporated, continued, formed or organized. SLF Inc.’s current annual report is accessible on www.sedar.com, www.sec.gov and www.sunlife.com.

We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia and Corporate.

Development of the Business

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom (“UK”), Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2019, Sun Life had total assets under management of $1.1 trillion.

Three Year History: Acquisitions, Disposals, and Other Developments

We assess our businesses and corporate strategies on an ongoing basis to ensure that we make optimal use of our capital and provide maximum shareholder value. The following summary outlines our major acquisitions, dispositions and other developments in the past three years in our business segments. Additional information is provided in Note 3 to SLF Inc.’s 2019 Consolidated Financial Statements.

Canada

In January 2018, we acquired Excel Funds Management Inc. and Excel Investment Counsel Inc., a Canadian firm specializing in the emerging markets asset class.

U.S.

In June 2018, we acquired Maxwell Health, a Boston based start-up with a comprehensive employee benefits platform.

Effective January 1, 2018, our International business unit was transferred from the U.S. to Asia.

In November 2017, we formed a strategic relationship with CollectiveHealth, Inc., which is built around an advanced technology platform. Together, we aim to transform the benefits experience for self-funded employers and their employees in the U.S. by integrating stop-loss protection with health and other employee benefits and pooling our data analytics capabilities to serve Clients better.

In October 2017, we launched the new Sun Life Dental Network®, enabling employers to provide competitive coverage with a widespread national Preferred Provider Organization that allows employees to locate participating dentists. Our dental network also includes the Premier Dental Group, Inc., which was acquired in 2017 and has helped us grow in key markets in the U.S.

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Asset Management

In December 2019, we entered into an agreement to acquire a majority stake in InfraRed Capital Partners (“InfraRed”), a global infrastructure and real estate investment manager. InfraRed will form part of SLC Management, our institutional asset management business, following the completion of the transaction. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in the first half of 2020.

In July 2019, we completed the acquisition of a majority stake in BentallGreenOak, forming the real estate pillar of SLC Management. For additional information, refer to Note 3 of our 2019 Consolidated Financial Statements.

Asia

Hong Kong

In December 2018, we completed a strategic investment in Bowtie Life Insurance Company Limited (“Bowtie”). Bowtie offers insurance products in or from Hong Kong through its digital distribution channels without the use of any conventional channels involving insurance agents, banks or insurance brokers.

In October 2017, we completed the first stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited (“FWD”) for total consideration of approximately $105 million. The first stage included the acquisition of the Mandatory Provident Fund business and the commencement of an exclusive 15-year distribution agreement with FWD that allows Sun Life Hong Kong Limited to distribute its pension products through FWD’s agency force in Hong Kong. The completion of the second and final stage of the transaction involves the purchase of the Occupational Retirement Schemes Ordinance business of FWD, and is expected to close in 2020, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions.

Malaysia

In May 2017, we signed a 10-year arrangement with CIMB Principal Asset Management (“CPAM”), enabling Sun Life Malaysia to fast track the launch of its agency channel through CPAM’s 8,000 agents and over 300,000 Clients. In addition, we also announced an arrangement with U Mobile, one of Malaysia’s fastest growing telecommunication companies, to offer life insurance via a telco service.

Vietnam

In October 2019, we entered into a 15-year bancassurance partnership with Tien Phong Commercial Bank, a digital leader in Vietnamese banking.

In April 2017, we acquired an ownership interest in Crescent Asia Limited, the holding company of Global Online Financial Solutions, which operates TIMO, Vietnam’s first digital bank. In addition, we entered into a three-year arrangement with TIMO to offer the life and health insurance products of Sun Life Vietnam Insurance Company Limited to TIMO’s membership base.

International

Effective January 1, 2018, our International business unit was transferred from the U.S. to Asia.

Business of Sun Life

Information about our business and operating segments, our strategy, products and methods of distribution, risk management policies and investment activities, is included in the 2019 MD&A, which is incorporated by reference in this AIF.

The global financial services industry continues to evolve in response to demographic, economic and technological trends. Specific trends that have an impact on our businesses include:

Demographic

•

Major demographic shifts in developed markets include the aging of baby boomers and the growth of millennials. Aging baby boomers are generating greater demand for retirement solutions and health solutions as they retire, while millennials seek holistic financial advice and solutions, including protection and wealth accumulation products in preparation for life events.

•

An increasing download of responsibility from governments and employers to individuals has created demand for protection, group benefits and group retirement solutions as individuals seek to fill the gaps. To help them make some of these decisions, consumers are seeking financial advice and assistance with financial planning.

•

The growing prosperity in Asia is resulting in the rise of the young middle class in Asian countries, which is increasing the demand for a wide variety of financial products, including insurance, savings and investment vehicles. Low financial literacy has also increased the importance of financial education and advice in this region. These markets have low penetration rates and are expected to grow much faster than industrialized countries. In certain Asian markets such as Hong Kong and China, the aging population is creating a growing opportunity for retirement and health solutions.

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•

Changes in the nature of work and the rise of the gig economy, where work is temporary, contractual or project-based, has created an opportunity to provide solutions to workers who are left unsupported across key life needs, e.g. savings, benefits, protection.

•	Consumers are more proactively managing both physical and mental health, leading to an increased demand for health and wellness solutions.
•

Desire for greater transparency has caused consumers to question the value exchange with organizations. This has resulted in an increase in demand for low-cost asset management products, such as index funds.

Economic

•

While we have seen an improvement in economic conditions in recent years across many of our main markets (including Canada, U.S. and Asia), we believe we are entering a period of increased economic, market, and geo-political volatility.

•

Low interest rates are increasing the difficulty for investors to get higher yield with relatively lower risk investments. In search for greater returns, investors are seeking alternatives, which offer greater yield in exchange for illiquidity, in order to meet their target returns.

•

Economic growth is slowing and we see increasing uncertainty from ongoing trade disputes. This situation has a cascading effect on economies across various markets where Sun Life operates. We are monitoring the situation continuously and are ready to take actions as needed to minimize impact.

Technological

•

Digital adoption continues to grow rapidly as consumers spend an increasing amount of time on mobile for everyday needs, e.g. social, shopping and banking. Omni-channel capabilities will become more important to create a consistent Client experience across channels and to serve Clients in their channel of choice.

•	Increasing personalization using data and analytics are allowing companies to create a frictionless digital user experience as they are able to better engage with Clients and meet their needs.
•

Consumers continue to transfer expectations from technology companies to financial services. A seamless digital experience and personalization of advice and services will be increasingly important in creating better experiences and outcomes for Clients.

•

Consumers are becoming more concerned about the protection and use of their data in an environment of increasing collection and use of their data and data breaches. Meeting those Client concerns and expectations will be key to maintaining their trust.

Competition

The markets in which Sun Life participates are highly competitive. We compete against other insurance companies, banks, asset managers, mutual fund companies, financial planners and other financial services providers. Frequently, competition is based on factors including price, the ability to provide value-added products and services, financial strength and consistent delivery of an excellent experience to distributors and Clients through both traditional and more innovative digital channels.

Sustained low investment yields (and tightening investment spreads) and evolving regulatory requirements continue to be challenges for our industry and have forced insurers and financial services providers to review their businesses, re-focus their operations and in some cases discontinue or divest non-core lines of business, as well as acquire businesses with higher growth potential.

We also face increasing competition from new market entrants (including non-traditional service providers such as insurtech and fintech companies) and incumbents that have partnered with start-ups as they compete in new and innovative ways that could challenge existing insurance, asset management and wealth management business models. In addition, big technology companies are entering the financial services market by leveraging their large customer base and digital ecosystems that offer interconnected services. Sun Life continues to explore new business models and seek strategic partnerships that will drive our businesses forward.

In Canada, the federal government is examining the merits of open banking, which is an example of data portability for banking transactions under which clients of banks can ask their financial institution to securely transfer or provide access to their personal data to an authorized third-party service provider, such as a fintech. A number of countries have introduced, or are moving to introduce, open banking or data portability rights with the aim of increasing competition and innovation in the financial services sector. We are continuing to monitor how data portability and any privacy and security issues will impact the financial services industry.

In addition to closely monitoring potential business disruptors, we also continuously adapt by making investments in technology and advanced analytics, and building digital services and tools. Below are some examples of how we are adapting in these key areas:

•	Digitizing current interactions and processes: Web and mobile functionality in Canada and Asia; online dental provider access in the U.S.
•

Using data & analytics to be personal, predictive and proactive: Digital Benefits Assistant and Ella in Canada; Maxwell Health, a digital benefits marketplace, for voluntary benefits enrolment the U.S.

•

Building new business models: Lumino Health, which allows all Canadians to access provider search and discover innovative health solutions; direct business models in Asia, including offerings for telcom customers.

•	Building a partnership ecosystem: Making strategic investments in early stage collaborations (e.g. Bowtie, Hong Kong’s

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first virtual insurer licensed by the Insurance Authority of Hong Kong); investing in key technologies to drive global growth.

The markets in which we compete are diverse and at different stages of development:

•

In Canada, the financial services industry is relatively mature and the three largest life insurance companies serve more than two-thirds of the Canadian life insurance and group benefits markets. In the wealth space, we also face competition from Canadian retail banks and investment dealers, and also from emerging disruptors such as “robo-advisors”.

•

In the United States, the largest insurance market in the world, the market is more fragmented and characterized by a large number of competitors. We face strong competition from established players in the group life and disability, dental, vision, stop-loss, and voluntary markets, all of which are markets with a number of competitors. In the turn-key disability market, there are two other primary competitors and competition is expected to remain stable.

•

In Asia, the life insurance market in countries where we participate are still evolving. The growth potential for insurance in Asian markets, has created strong competition from both domestic and international insurers. We are observing the larger pan-Asian insurers grow at the fastest rate, with consolidation occurring in many markets. Additionally, many of the Asian markets that we operate in have foreign ownership restrictions, and this may place constraints on our ability to operate or grow in these markets. In the international high net worth life insurance market (which we moved from the U.S. to Asia), competition is increasing from the main competitors who operate in this business.

•

In Asset Management, despite some consolidation, we face strong competition from a variety of players including large global asset managers, small local managers specializing in niche markets / products, multi-national and local banks as well as other insurance companies. In addition, there has been a trend among retail and institutional investors towards lower-cost passive investment products, including index and other types of exchange-traded funds, which has led to a decreased allocation of investor assets to active investment strategies. At the same time, there has been an increased demand for fixed-income, liability-driven investing and yield-oriented alternative products among institutional and high net worth investors.

Seasonality

Some of our businesses are subject to seasonal factors. In Canada, sales of investment products spike during the first quarter of the year due to a contribution deadline for Registered Retirement Savings Plans. Timing of sales campaigns also influences sales of individual products in Canada and Asia. In the U.S., the sales pattern of our group life and health business largely reflects the renewal timing of employee benefit plans of our corporate Clients, many of which begin on January 1 each year. This often results in higher sales in the fourth quarter. In India, the sales of individual insurance products usually peak in the first quarter of each year due to tax planning by Clients. Overall, the impact of seasonal trends is not material to Sun Life.

Number of Employees

As at December 31, 2019, we had 22,719 full-time equivalent employees across our operations excluding joint ventures and associates.

Business Segment	Employees(1)

Canada	6,891

U.S.	3,674

Asset Management	3,254

Asia	4,207

Corporate(2)	4,689

(1)	Excludes temporary staff.
(2)	Corporate includes the operations of our UK business unit, investments, enterprise services.

Sustainability Commitment

Sustainability is an important focus for our Company and is essential to our overall business success. Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives. Our Sustainability Plan helps us bring this Purpose to life.

Building on our previous strategy and updated in 2019, Sun Life’s Sustainability Plan was developed with internal and external stakeholder input and was approved by the Governance, Nomination & Investment Committee of the SLF Inc. Board of Directors. In 2020 and beyond, the new plan will guide our efforts to advance sustainability through our products, services and investments. While continuing to deliver on our commitment to be a trusted and responsible business, our new Sustainability Plan focuses on three areas where we have the greatest opportunity to have a positive impact on society, and create a competitive advantage for our business: sustainable investing, financial security and healthier lives. Our recent accomplishments are well-aligned with our new focus areas.

In 2019, Sun Life issued its inaugural sustainability bond - a first among life insurance companies globally. An amount equivalent to the net proceeds from this $750 million offering will be used to finance or re-finance, in whole or in part, new and/or existing green or social assets that meet the eligibility criteria set out in Sun Life’s Sustainability Bond Framework. The Sustainability Bond

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Framework is aligned with the International Capital Markets Association’s Sustainability Bond Guidelines. Examples of potentially eligible sustainable investments include investments in renewable energy, energy efficiency, green buildings, clean transportation, sustainable water management, and access to essential services.

Sun Life remains committed to greenhouse gas emissions reduction targets across our corporate real estate and real estate investment portfolios. We are on track to achieve targeted reductions of 20% per square foot by the end of 2020 and 30% per square foot by 2030, relative to a 2014 baseline.

Sun Life Assurance was the first major Canadian life insurer to sign on to the United Nations-supported Principles for Responsible Investment. MFS Investment Management (“MFS”), SLC Management and BentallGreenOak have also adopted these Principles.

Sun Life is a supporter of the Task Force on Climate-related Financial Disclosures, and a member of the United Nations Environment Programme Finance Initiative and the Canadian Council for Clean Capitalism. We also support and participate in several other sustainability-related forums, meetings and discussions with a range of external stakeholders. Sun Life ranked among the 2019 Global 100 Most Sustainable Corporations in the World. This was the 10th consecutive year Sun Life was named to the ranking, and we were the only Canadian insurance company to appear on the list, ranked ahead of all other insurance companies. Sun Life was also included on the Dow Jones Sustainability Index - North America, and continues to be a constituent in the FTSE4Good Index.

Our commitment to sustainability is set out in our Code of Business Conduct which applies to all employees and directors. The Governance, Nomination & Investment Committee of the SLF Inc. Board of Directors reviews and approves our enterprise sustainability policy and annual sustainability report, receives annual reports on our sustainability program and initiatives and ensures our approach to sustainability is consistent with our corporate strategy. At the management level, our International Sustainability Council is composed of senior representatives from a diverse range of geographic regions, business groups and functions. This Council supports the implementation of our Sustainability Plan and is responsible for advocacy and awareness of sustainability across the enterprise. The Council works closely with the Sustainability team on strategy and policy development and monitoring, and risk escalation. The Council meets regularly and reports progress to our senior executive management and to the Governance, Nomination & Investment Committee.

Additional details on our Sustainability Plan, and our most recent Sustainability Report, can be found on our website at www.sunlife.com/Sustainability.

Capital Structure

General

SLF Inc.’s authorized capital consists of unlimited numbers of Common Shares, Class A Shares and Class B Shares, each without nominal or par value.

The Class A Shares and Class B Shares may be issued in series as determined by SLF Inc.’s Board of Directors. The Board of Directors is authorized to fix the number, consideration per share, designation and rights and restrictions attached to each series of shares. The holders of Class A Shares and Class B Shares are not entitled to any voting rights except as described below or as otherwise provided by law. Additional information concerning our capital structure is included in SLF Inc.’s 2019 MD&A under the heading Capital and Liquidity Management and in Notes 13-15 and 21 to the 2019 Consolidated Financial Statements.

Common Shares

SLF Inc.’s Common Shares are listed on the Toronto, New York and Philippines stock exchanges, under the ticker symbol “SLF”. Each Common Share is entitled to one vote at meetings of the shareholders of SLF Inc., except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.

Common Shares are entitled to receive dividends if and when declared by the Board of Directors. Dividends must be declared and paid in equal amounts per share on all Common Shares, subject to the rights of holders of the Class A Shares and Class B Shares. Holders of Common Shares will participate in any distribution of the net assets of SLF Inc. upon its liquidation, dissolution or winding-up on an equal basis per share, subject to the rights of the holders of the Class A Shares and Class B Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the Common Shares.

Class A Shares

The Class A Shares of each series rank on parity with the Class A Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class A Shares are entitled to preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the Class A Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Shares held for that purpose.

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The following table provides information on SLF Inc.’s issued and outstanding Class A Shares (the “Class A Preferred Shares”). These Class A Preferred Shares are listed on the Toronto Stock Exchange (“TSX”).

Class A Preferred Shares

Series	Number of Shares Issued	TSX Ticker Symbol	Quarterly Dividend ($)	Redemption Date	Prospectus Date

Series 1	16,000,000	SLF.PR.A	0.296875	Any time	February 17, 2005

Series 2	13,000,000	SLF.PR.B	0.300000	Any time	July 8, 2005

Series 3	10,000,000	SLF.PR.C	0.278125	Any time	January 6, 2006

Series 4	12,000,000	SLF.PR.D	0.278125	Any time	October 2, 2006

Series 5	10,000,000	SLF.PR.E	0.281250	Any time	January 25, 2007

Series 8R	5,192,686	SLF.PR.G	0.142188	June 30, 2020	May 13, 2010

Series 9QR	6,007,314	SLF.PR.J	Floating	June 30, 2020	May 13, 2010

Series 10R	6,919,928	SLF.PR.H	0.177625	September 30, 2021	August 5, 2011

Series 11QR	1,080,072	SLF.PR.K	Floating	September 30, 2021	August 5, 2011

Series 12R	12,000,000	SLF.PR.I	0.237875	December 31, 2021	November 3, 2011

The shares in each series of Class A Preferred Shares were issued for $25 per share and holders are entitled to receive the non-cumulative quarterly dividends outlined in the preceding table. Subject to regulatory approval, SLF Inc. may redeem: (i) the Series 1, 2, 3, 4 or 5 shares at any time; (ii) the Series 8R, 9QR, 10R, 11QR and 12R on the redemption date noted above and every five years thereafter for $25 per share; and (iii) the Series 9QR and 11QR at any other time for $25.50 per share, in each case in whole or in part. Additional information concerning these shares is contained in the Investor Relations section of www.sunlife.com and in the prospectus and prospectus supplement under which the shares were issued, which may be accessed at www.sedar.com.

Class B Shares

The Class B Shares of each series rank on a parity with the Class B Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class B Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to the payment of dividends and the return of capital, but are subordinate to the Class A Shares and any other shares ranking senior to the Class B Shares with respect to the payment of dividends and return of capital. The special rights and restrictions attaching to the Class B Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares held for that purpose. No Class B Shares have been issued.

Constraints on Shares

The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of SLF Inc. and Sun Life Assurance. Information on those restrictions can be found in this AIF under the heading Regulatory Matters - Canada - Restrictions on Ownership.

Market for Securities

The following tables set out the price range and trading volumes of SLF Inc.’s Common Shares and Class A Preferred Shares on the TSX during 2019:

Common Shares	Price ($)			Trading volume

	High	Low	Close	(thousands)

January	48.95	44.43	47.40	28,207

February	51.22	46.12	49.82	46,198

March	52.23	50.00	51.34	47,864

April	55.87	51.64	55.66	24,642

May	55.97	52.27	52.46	36,875

June	54.43	51.86	54.23	26,005

July	55.95	54.20	54.84	17,921

August	54.79	51.19	54.57	30,640

September	59.73	53.98	59.24	26,823

October	59.83	56.62	59.09	21,160

November	61.91	59.04	60.61	27,627

December	60.60	58.23	59.21	24,562

Class A Preferred Shares

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Series 1					Series 2

		Price ($)		Trading volume		Price ($)		Trading volume

	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	21.82	20.79	21.45	77	21.92	20.92	21.37	109

February	21.90	21.01	21.64	86	22.09	21.33	21.87	266

March	22.37	21.35	22.30	1,106	22.74	21.53	22.58	215

April	22.70	22.15	22.42	154	22.83	22.27	22.65	84

May	22.75	21.75	21.88	264	22.70	21.77	21.95	118

June	22.37	21.57	22.23	475	22.55	21.55	22.55	98

July	22.50	22.03	22.20	193	22.78	22.23	22.43	494

August	22.45	21.20	21.57	132	22.60	21.59	21.82	185

September	22.25	21.54	22.16	166	22.48	21.72	22.36	106

October	22.40	21.86	22.32	319	22.66	22.15	22.52	483

November	22.77	22.33	22.52	240	22.93	22.54	22.77	164

December	22.79	22.32	22.74	288	23.23	22.48	23.14	110

Series 3					Series 4

		Price ($)		Trading volume		Price ($)		Trading volume

	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	20.52	19.75	20.19	96	20.60	19.82	20.20	105

February	20.85	20.09	20.59	123	20.96	20.09	20.58	92

March	21.23	20.31	21.19	109	21.25	20.30	21.22	587

April	21.35	20.98	21.09	71	21.35	21.01	21.10	103

May	21.41	20.46	20.55	117	21.31	20.35	20.46	232

June	21.20	20.35	20.99	64	20.97	20.17	20.89	52

July	21.55	20.93	21.04	130	21.45	20.58	21.07	127

August	21.18	19.98	20.34	149	21.12	20.00	20.17	205

September	21.22	20.25	21.00	88	21.02	20.02	20.91	334

October	21.38	20.65	21.07	66	21.19	20.57	21.05	149

November	21.48	21.10	21.18	119	21.48	21.09	21.21	173

December	21.54	21.02	21.34	78	21.54	21.07	21.44	86

Series 5					Series 8R

		Price ($)		Trading volume		Price ($)		Trading volume

	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	20.58	19.81	20.32	102	16.03	14.38	14.45	91

February	20.90	20.15	20.68	76	15.35	14.36	15.19	117

March	21.29	20.31	21.20	61	15.25	14.08	14.48	219

April	21.48	21.01	21.09	89	15.31	14.54	15.00	219

May	21.25	20.42	20.52	109	15.01	13.62	13.70	112

June	21.20	20.30	20.93	126	13.90	13.15	13.51	95

July	22.00	20.82	21.10	86	14.24	13.53	13.67	214

August	21.20	20.31	20.60	302	13.76	12.05	12.90	92

September	21.33	20.58	21.15	176	13.52	12.69	12.90	119

October	21.51	20.84	21.39	423	13.51	12.41	13.30	125

November	21.61	21.24	21.32	75	13.90	12.91	12.99	104

December	21.50	21.13	21.49	102	13.69	12.70	13.52	219

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Annual Information Form 2019

Series 9QR					Series 10R

		Price ($)		Trading volume		Price ($)		Trading volume

	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	15.67	14.27	14.64	160	18.58	17.05	17.31	147

February	15.26	14.47	14.93	87	18.00	17.41	17.80	94

March	15.38	13.88	14.43	184	17.98	16.86	17.53	297

April	15.20	14.40	14.90	88	18.00	17.39	17.70	84

May	15.10	13.95	13.95	97	17.88	16.05	16.05	173

June	13.95	13.26	13.75	287	16.49	15.10	16.49	60

July	13.95	13.20	13.59	133	16.65	16.00	16.38	63

August	13.62	12.00	12.79	147	16.40	14.62	16.20	254

September	13.54	12.60	13.10	76	16.15	15.49	15.70	163

October	13.59	12.22	13.30	174	16.60	15.41	15.81	168

November	13.91	12.68	12.78	138	16.81	15.77	15.90	119

December	13.40	12.35	13.40	181	16.70	15.25	16.69	157

Series 11QR					Series 12R

		Price ($)		Trading volume		Price ($)		Trading volume

	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	18.50	17.41	17.41	9	21.84	19.50	20.30	102

February	18.02	17.24	17.95	6	20.90	20.06	20.90	177

March	18.01	16.86	16.86	6	21.20	20.08	21.07	298

April	17.75	17.29	17.75	8	21.25	20.70	20.99	143

May	17.70	16.60	16.62	21	21.02	19.00	19.10	175

June	16.41	15.11	15.95	35	19.40	18.27	19.37	106

July	16.85	15.65	16.58	65	19.54	18.88	19.32	148

August	16.62	14.90	15.24	31	19.43	17.01	18.16	461

September	16.00	15.44	15.68	17	18.90	17.75	18.46	330

October	16.44	15.28	16.20	29	18.78	18.00	18.72	256

November	16.70	16.05	16.05	26	18.93	18.15	18.21	177

December	16.28	15.25	16.25	33	19.14	17.89	18.98	244

Sales of Unlisted Securities

SLF Inc. has issued the following unlisted securities since January 1, 2019:

On August 13, 2019, SLF Inc. issued $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029.

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Annual Information Form 2019

Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors.

The dividends declared by SLF Inc. in the three years ended December 31, 2019 are set out in the 2019 MD&A under the heading Capital and Liquidity Management - Shareholder Dividends, which is incorporated by reference in this AIF.

The Insurance Act prohibits the declaration or payment of dividends on shares of an insurance company if there are reasonable grounds for believing a company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. The Insurance Act also requires that an insurance company notify the Superintendent of the declaration of a dividend at least fifteen days before the dividend payment date.

As a holding company, SLF Inc. depends primarily on the receipt of funds from its subsidiaries to pay shareholder dividends, interest payments and operating expenses. The source of these funds is primarily dividends and capital repayments that SLF Inc. receives from its subsidiaries. The inability of its subsidiaries to pay dividends or return capital in the future may materially impair SLF Inc.’s ability to pay dividends to shareholders or to meet its cash obligations. Additional information concerning legislation regulating the ability of SLF Inc.’s subsidiaries in Canada, the U.S., the UK and Asia to pay dividends or return capital can be found in this AIF under the heading Regulatory Matters.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding Sun Life ExchangEable Capital Securities (“SLEECS”) issued by Sun Life Capital Trust, Sun Life Assurance will not pay dividends on its Public Preferred Shares, if any are outstanding. If Sun Life Assurance does not have any Public Preferred Shares, then SLF Inc. will not pay dividends on its preferred shares or Common Shares until the twelfth month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of the SLEECS. Public Preferred Shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million. Sun Life Assurance has not issued any shares that qualify as Public Preferred Shares as at the date of this AIF.

The terms of SLF Inc.’s outstanding Class A Preferred Shares provide that for so long as Sun Life Assurance is a subsidiary, no dividends on such preferred shares may be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

Security Ratings

SLF Inc.’s Class A Preferred Shares, senior unsecured debentures, and subordinated unsecured debentures are rated by independent rating agencies. Security ratings assigned to securities by the rating agencies may be subject to revision or withdrawal at any time by the applicable rating agency and are not a recommendation to purchase, hold or sell these securities as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities.

The table below provides the security ratings for SLF Inc.’s securities as at February 12, 2020. All rating agencies currently have stable outlooks on SLF Inc. issuer credit ratings:

Security Ratings

	A.M. Best(1)		DBRS(2)		Fitch(3)		Moody’s(4)		S&P(5)

	Rating	Rank	Rating	Rank	Rating	Rank	Rating	Rank	Rating	Rank

Senior Unsecured Debentures Series E	a	6 of 21	A (high)	5 of 26	A	6 of 21	NR(6)	-	A+	5 of 22

Subordinated Unsecured Debentures	a-	7 of 21	A	6 of 26	A-	7 of 21	NR(6)	-	A	6 of 22

Series 2007-1, 2015-1, 2016-1, 2016-2 2017-1 and 2019-1

Class A Preferred Shares Series 1 - 5, 8R, 9QR, 10R, 11QR and 12R	bbb+	8 of 21	Pfd-2 (high)	4 of 16	BBB	9 of 21	Baa1 (hyb)	8 of 21	P-1(low) /A-(7)	3 of 18/ 5 of 20[7]

(1)	A.M. Best Company, Inc.
(2)	DBRS Limited.
(3)

Fitch Ratings, Inc., part of Fitch Group, is majority owned by Hearst. We do not participate in Fitch’s ratings process, or provide additional information to Fitch Ratings, beyond our available public disclosures.

(4)	Moody’s Investors Service, a subsidiary of Moody’s Corporation (NYSE: MCO). Moody’s rate Preferred Shares Series 2 only.

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Annual Information Form 2019

(5)	S&P Global (NYSE:SPGI).
(6)	Not Rated.
(7)	The Canadian scale rating/global scale rating for preferred shares.

SLF Inc. has made payments in the ordinary course to A.M. Best, DBRS, Moody’s and S&P in connection with the assignment of ratings on the securities of SLF Inc. In addition, SLF Inc. has made customary payments in respect of certain other services provided to SLF Inc. by the applicable rating agencies during the last two years.

The descriptions of the ratings below are sourced from public information as disclosed by each rating agency.

A.M. Best

A.M. Best’s issue credit rating (“IR”) provides an opinion of credit quality assigned to issues that gauges the ability to meet the terms of the obligations and can be issued on a long- or short-term basis. An IR assigned to a specific issue is A.M. Best’s opinion of the issuer’s ability to meet the ongoing financial obligations to security holders when due. As such, an IR is an opinion regarding the relative future credit risk. Credit risk is the risk that a debt issuer may not meet its contractual financial obligations as they come due. The rating does not address any other risk, including, but not limited to, liquidity risk, market value risk or price volatility of rated obligations.

A.M. Best assigns long-term IR in a range from “aaa” to “c”. Ratings from “aa” to “ccc” may be enhanced with a “+” (plus) or “-” (minus) to indicate whether credit quality is near the top or bottom of a category. The absence of either a plus or minus designation indicates the rating is in the middle of the category.

SLF Inc.’s Senior Unsecured Debentures and Subordinated Unsecured Debentures have been assigned “a” and “a-“ ratings, respectively. An “a” rating denotes an issuer’s excellent ability to meet the terms of the obligation.

SLF Inc.’s Class A Preferred Shares have been assigned “bbb+” ratings. A “bbb” rating denotes an issuer’s good ability to meet the terms of the obligation, however, the issue is more susceptible to changes in economic and other conditions.

DBRS

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. DBRS assigns long-term ratings in a range from AAA to D, and “(high)” and “(low)” designations indicate standing within the major rating categories. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. There are no “(high)” or “(low)” designations for AAA and D ratings.

SLF Inc.’s Senior Unsecured Debentures have been assigned an A (high) rating. SLF Inc.’s Subordinated Unsecured Debentures have been assigned an A rating. A ratings, reflecting a good credit quality, are assigned to issues when the capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA, and the issue may be vulnerable to future events, but qualifying negative factors are considered manageable.

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. Reference to “high” and “low” designations indicate standing within the major rating categories. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. There are no “(high)” or “(low)” designations for D ratings. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. SLF Inc.’s Class A Preferred Shares have been assigned a Pfd-2 (high) rating, the second highest among rating categories used by DBRS. Preferred shares rated Pfd-2 are generally of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

Fitch

Fitch’s credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Fitch’s credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations.

Fitch assigns long-term ratings for debt and preferred shares in a range from AAA to C. The modifiers + or - may be appended to a rating to denote relative status within major rating categories. The absence of either a plus or minus designation indicates the rating is in the middle of the category. Such modifiers are not added to the AAA rating or to ratings below CCC.

SLF Inc.’s Senior Unsecured Debentures and Subordinated Unsecured Debentures have been assigned an A and A- ratings, respectively. An A rating denotes expectations of low credit risk and the capacity for payment of financial commitments is considered

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Annual Information Form 2019

strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. SLF Inc.’s Class A Preferred Shares have been assigned a BBB rating. A BBB rating indicates that expectations of credit risk are currently low and the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

Moody’s

Moody’s long-term obligation ratings are forward-looking opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody’s assigns long-term obligation ratings in a range from Aaa to C. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities.

SLF Inc.’s Class A Preferred Shares Series 2 have been assigned a Baa2 (hyb) rating. Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Standard & Poor’s

An S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

S&P’s credit ratings for securities are based, in varying degrees, on S&P’s analysis of the following considerations:

•	Likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•	Nature of and provisions of the obligation and the promise imputed by S&P; and
•

Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

These ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy.

S&P assigns long-term ratings in a range from AAA to D. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The absence of either a plus or minus designation indicates the rating is in the middle of the category.

SLF Inc.’s Senior Unsecured Debentures and Subordinated Unsecured Debentures have been assigned A+ and A- ratings, respectively. An A rating category indicates that the obligor’s capacity to meet its financial commitment on the obligation is strong. S&P has Canadian and global rating scales for preferred shares. S&P assigns ratings for Canadian preferred shares in a range from P-1 to D on the Canadian scale and from AA to D on the global rating scale. S&P uses “high” and “low” designations to indicate standing within the major rating categories on the Canadian rating scale and plus or minus designations to indicate the relative standing of securities within a particular rating category on the global rating scale. The absence of either a “high” and “low” or a plus or minus designation indicates the rating is in the middle of the category. There are no plus and minus or “high” and “low” designations for CC, C and D ratings, and no plus designation for a AA rating category.

S&P’s preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of Standard & Poor’s. S&P presents an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

SLF Inc.’s Class A Preferred Shares have been assigned a P-1 (low) rating on the Canadian scale, which corresponds to a A- rating on the global scale. An A rating category indicates that the obligor’s capacity to meet its financial commitment on the obligation is strong.

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Annual Information Form 2019

Transfer Agents and Registrars

Common Shares

AST Trust Company (Canada) is the principal transfer agent and the registrar for SLF Inc.’s Common Shares. The central securities register is maintained in Toronto, Ontario, Canada. The transfer agent and co-transfer agents for SLF Inc.’s Common Shares are as follows (opposite their applicable jurisdictions):

Transfer Agent

Canada	AST Trust Company (Canada) 1 Toronto Street, Suite 1200 Toronto, Ontario Canada M5C 2V6

Co-Transfer Agents

United States	American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, NY 11219 United States

United Kingdom	Link Asset Services 34 Beckenham Road Beckenham BR3 4TU Kent United Kingdom

Philippines	Rizal Commercial Banking Corporation RCBC Stock Transfer Processing Section Ground Floor, West Wing GPL (Grepalife) Building 221 Senator Gil Puyat Avenue Makati City, Philippines

Hong Kong	Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong

Preferred Shares and Debentures

AST Trust Company (Canada) is the transfer agent and the registrar for SLF Inc.’s Class A Preferred Shares, and CIBC Mellon Trust Company c/o BNY Trust Company of Canada is the trustee and the registrar for SLF Inc.’s senior unsecured debentures, Series E, and its subordinated unsecured debentures, Series 2007-1, 2015-1, 2016-1, 2016-2, 2017-1 and 2019-1. The registers for those securities are maintained in Toronto, Ontario, Canada.

Directors and Executive Officers

Board of Directors

As of the date of this AIF, the Board of Directors of SLF Inc. had four standing committees: Audit Committee, Governance, Nomination & Investment Committee, Management Resources Committee and Risk & Conduct Review Committee.

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Annual Information Form 2019

The following table sets out the directors of SLF Inc. as of the date of this AIF and, for each director, the province or state and country of his or her residence, principal occupation, years as a director, and membership on board committees. The term of each director expires at the close of business of the Annual Meeting in 2020. Each director of SLF Inc. is an independent director as defined in the Company’s Director Independence Policy, except Mr. Connor, the President & Chief Executive Officer of SLF Inc.

Name and Province/State and Country of Residence	Principal Occupation	Director Since	Board Committee Membership

William D. Anderson Ontario, Canada	Chairman, SLF Inc. and Sun Life Assurance	2010	None

Dean A. Connor Ontario, Canada	President & Chief Executive Officer, SLF Inc. and Sun Life Assurance	2011	None

Stephanie L. Coyles Ontario, Canada	Corporate Director	2017	Audit Governance, Nomination & Investment

Martin J. G. Glynn British Columbia, Canada	Corporate Director	2010	Management Resources Risk & Conduct Review

Ashok K. Gupta London, England	Corporate Director	2018	Management Resources Risk & Conduct Review

M. Marianne Harris Ontario, Canada	Corporate Director	2013	Management Resources Risk & Conduct Review

Sara Grootwassink Lewis Arizona, U.S.A.	Corporate Director	2014	Audit Governance, Nomination & Investment

James M. Peck Texas, U.S.A.	Corporate Director	2019	Management Resources Risk & Conduct Review

Scott F. Powers Massachusetts, U.S.A.	Corporate Director	2015	Governance, Nomination & Investment Management Resources

Hugh D. Segal, OC,OONT, CD Ontario, Canada	Corporate Director	2009	Audit Governance, Nomination & Investment

Barbara G. Stymiest Ontario, Canada	Corporate Director	2012	Audit Risk & Conduct Review

Each director of SLF Inc. has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except:

(i)	Ms. Coyles, who from 2012 to 2016 was an independent strategy consultant;
(ii)	Mr. Peck, who from 2012 to May 2019 was President & Chief Executive Officer, TransUnion;
(iii)	Mr. Powers, who from 2008 to 2015 was President and Chief Executive Officer, State Street Global Advisors and Executive Vice-President, State Street Corporation;
(iv)	Mr. Segal, who from 2014 to June 2019 was Principal of Massey College, University of Toronto.

Audit Committee

The responsibilities and duties of the Audit Committee are set out in its charter, a copy of which is attached as Appendix A.

The Board of Directors has determined that each member of its Audit Committee is independent as defined in the Company’s Director Independence Policy and is financially literate. In the Board’s judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.

The members of the Audit Committee as of the date of this AIF and their qualifications and education are set out below:

Sara Grootwassink Lewis (Chair), is a corporate director, a Certified Public Accountant and a Chartered Financial Analyst. Prior to 2009, she held progressively senior positions during her seven-year career with Washington Real Estate Investment Trust, a publicly traded real estate investment trust, including Executive Vice-President, and was Chief Financial Officer from 2002 to 2009. Ms. Lewis joined the Board of Directors, the Governance, Nomination & Investment Committee and the Management Resources Committee of SLF Inc. and Sun Life Assurance in December 2014. She became a member of the Audit & Conduct Review Committee (now the Audit Committee) in May 2016 and was appointed Chair of the Audit Committee in May 2017. Ms. Lewis is a director and Chair of the Audit Committee of Weyerhaeuser Company. She is also a Trustee and Vice Chair of the Audit Committee of The Brookings

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Annual Information Form 2019

Institution. Ms. Lewis is a director and a member of the Audit Committee of Healthpeak Properties, Inc. She was formerly a director and a member of the Audit Committee of PS Business Parks, Inc. from 2010 to April 2019, and was the Chair of its Audit Committee from 2012 to April 2019. She was a director and a member of the Audit Committee of Adamas Pharmaceuticals, Inc. from March 2014 to June 2016. Ms. Lewis served as a director and a member of the Audit Committee of Plum Creek Timber Company, Inc. from November 2013 until its acquisition by Weyerhaeuser in February 2016. Ms. Lewis was also a director and a member of the Audit Committee of CapitalSource, Inc. from 2004 to April 2014, and was the Chair of its Audit Committee from February 2013 to April 2014. In addition, Ms. Lewis serves on the Leadership Board and Governance Working Group for the United States Chamber of Commerce - Center for Capital Markets Competitiveness. She is a National Association of Corporate Directors Board Leadership Fellow and a member of the Tapestry West Audit Committee Network. Ms. Lewis was named to the National Association of Corporate Directors (NACD) Directorship 100 in 2017.

Stephanie L. Coyles is a corporate director. Her background is as a strategic consultant and advisor who has worked with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. from 2008 to 2012. Prior to that, Ms. Coyles spent 18 years with McKinsey & Company Canada where she held progressively senior positions and was a principal for eight years from 2000 to 2008. Ms. Coyles joined the Board of Directors, the Audit & Conduct Review Committee (now the Audit Committee) and the Governance, Nomination & Investment Committee of SLF Inc. and Sun Life Assurance in January 2017. She is currently a director and a member of the Audit Committee of Métro Inc. and Hudson’s Bay Company. Ms. Coyles also serves on the advisory board of Reliant Web Hosting Inc. and on the board of The Earth Rangers Foundation. She holds a Master in Public Policy degree and a Bachelor of Commerce degree. Ms. Coyles also received the ICD.D designation from the Institute of Corporate Directors and the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

Hugh D. Segal, OC, OONT, CD is a corporate director. He served as Principal of Massey College, University of Toronto from 2014 to June 2019. Before that, Mr. Segal was a Canadian senator from 2005 to 2014 and President & Chief Executive Officer of the Institute for Research on Public Policy from 1999 to 2006. He was formerly Chair of the NATO Association of Canada and Vice-Chair of the Institute of Canadian Advertising. Mr. Segal joined the Board of Directors, the Governance & Conduct Review Committee and the Investment Oversight Committee of SLF Inc. and Sun Life Assurance in 2009. He became a member of the Audit & Conduct Review Committee (now the Audit Committee) in May 2016. Mr. Segal served as a director of Just Energy Group Inc. from 2001 to 2015 and was a member of its audit committee from 2013 to 2015. He is a Senior Advisor at Aird & Berlis LLP. Mr. Segal is Chair and a Distinguished Fellow of the School of Policy Studies External Advisory Board and the Donald Matthews Faculty Fellow in Global Public Policy, Queen’s University, a Distinguished Fellow at the Munk School of Global Affairs, University of Toronto and a Senior Fellow at the Canadian Institute of Global Affairs. He is also an Honourary Captain of the Royal Canadian Navy, an Honorary Captain of the Canadian Forces College and Honorary Chair of the Navy League of Canada. Mr. Segal is an officer of the Order of Canada and a member of the Order of Ontario.

Barbara G. Stymiest is a corporate director and a Chartered Professional Accountant. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 to 2011; Royal Bank’s Group Head, Strategy, Treasury and Corporate Services from 2010 to 2011; and Chief Operating Officer from 2004 to 2009. Prior to that Ms. Stymiest held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. She joined the Board of Directors, the Management Resources Committee and the Risk Review Committee of SLF Inc. and Sun Life Assurance in May 2012. Ms. Stymiest became a member of the Audit & Conduct Review Committee (now the Audit Committee) and Chair of the Risk & Conduct Review Committee (formerly the Risk Review Committee) in May 2015. She is a Fellow of the Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. Ms. Stymiest is a director and Chair of the audit and risk management committee of BlackBerry Limited, a director and Chair of the audit committee of George Weston Limited, one of North America’s largest food processing and distribution groups. She also serves as a director of President’s Choice Bank and Vice Chair of University Health Network. Ms. Stymiest holds an Honours Business Administration degree. She was named to the National Association of Corporate Directors (NACD) Directorship 100 in 2018.

SLF Inc.’s Board of Directors has determined that each of Sara Grootwassink Lewis and Barbara G. Stymiest is an audit committee financial expert as defined by the SEC. The SEC has indicated that the designation of a person as an audit committee financial expert does not make that person an “expert” for any purpose, or impose any duties, obligations or liabilities on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or Board of Directors. Each of Ms. Lewis and Ms. Stymiest is “independent” within the meaning of the listing standards of the New York Stock Exchange and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

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Annual Information Form 2019

Executive Officers

The following table sets out the executive officers of SLF Inc. as of the date of this AIF:

Name	Province/State and Country of Residence	Position

Dean A. Connor	Ontario, Canada	President & Chief Executive Officer

Linda M. Dougherty	Ontario, Canada	Executive Vice-President, Corporate Strategy and Global Marketing

Daniel R. Fishbein	Maine, USA	President, Sun Life U.S.

Colm J. Freyne	Ontario, Canada	Executive Vice-President & Chief Risk Officer

Jacques Goulet	Ontario, Canada	President, Sun Life Canada

Léo M. Grépin	Hong Kong, China	President, Sun Life Asia

Melissa J. Kennedy	Ontario, Canada	Executive Vice-President, Chief Legal Officer & Public Affairs

Helena J. Pagano	Ontario, Canada	Executive Vice-President, Chief Human Resources & Communications Officer

Stephen C. Peacher	Massachusetts, USA	President, SLC Management

Mark S. Saunders	Ontario, Canada	Executive Vice-President & Chief Information Officer

Kevin D. Strain	Ontario, Canada	Executive Vice-President & Chief Financial Officer

Each executive officer of SLF Inc. has held his current position or other senior positions with the Company during the past five years with the following exceptions:

(i)	Prior to September 2015, Ms. Dougherty was Managing Director, Strategy, Analytics and Transformation, TD Wealth Management, The Toronto-Dominion Bank;
(ii)	Mr. Goulet was President, Health and Wealth, Mercer (US) Inc. (“Mercer”), from January 2017 to December 2017 and President, Retirement, Health and Benefits, Mercer, from October 2014 to December 2016;
(iii)	Prior to February 2016, Mr. Grépin was Account Management Department Head, Bridgewater Associates; and
(iv)	Prior to February 2017, Ms. Pagano was Managing Director, Head of Human Resources, RBC Capital Markets and Investor & Treasury Services, Royal Bank of Canada.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the best of SLF Inc.’s knowledge, as at the date of this AIF, except as set out below, no director or executive officer of SLF Inc.:

(i)	is or has been, in the last ten years, a director, chief executive officer or chief financial officer of a company (including SLF Inc.) that, while that person was acting in that capacity,
(a)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or
(b)

was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days.

(ii)

is or has been, in the last ten years, a director or executive officer of a company (including SLF Inc.) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(iii)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iv)	has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporation Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Mr. Peck was a director and President & Chief Executive Officer of TransUnion when it agreed to settle a Civil Investigative Demand by the US Consumer Financial Protection Bureau (CFPB) in December 2016 focused on common industry practices relating to the

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Annual Information Form 2019

advertising, marketing and sale of consumer reports, credit scores or credit monitoring products to consumers by TransUnion’s Consumer Interactive segment. TransUnion executed a Stipulation and Consent to the Issuance of a Consent Order which was issued by the CFPB in January 2017, which required them to implement certain practice changes in the way they advertise, market and sell products and services to consumers, develop a comprehensive compliance plan, and pay approximately US$13.9 million for redress to eligible customers and a civil money penalty to the CFPB in the amount of US$3.0 million.

Shareholdings of Directors and Executive Officers

To the knowledge of SLF Inc., as at December 31, 2019, SLF Inc.’s directors and executive officers, as a group, owned, directly or indirectly, or had voting control or direction over 182,951 Common Shares of SLF Inc., or less than 1% of the total Common Shares outstanding.

Code of Business Conduct

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The Board of Directors establishes the “tone from the top” and makes every effort to ensure that Senior Management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our Board of Directors, committee and peer effectiveness surveys.

The Board of Directors has established the Code that applies to every Director, Officer and employee, with no exception. Each Director, Officer and employee receives training and is required to attest to compliance with the Code annually.

Our Code promotes speaking up and outlines our commitment against retaliation. Our Code also requires employees and Board of Directors members to report all known and suspected breaches. Our Employee Ethics Hotline empowers our employees to play an active role in protecting the organization. They can seek guidance and report misconduct anonymously.

Communications that accompanied the Code in 2019 further reinforced our expectations of behaviours in the workplace; emphasizing the importance of fostering a workplace that is free of harassment of any kind and encouraging employees to report any inappropriate behavior or conduct that does not align with the Code.

The Governance, Nomination & Investment Committee of the Board (GNIC) is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the Board annually. Any breaches of the Code are reported at the next committee meeting and the Chief Compliance Officer (CCO) reviews our controls and compliance with the committee annually. No waivers of the Code for Directors or Executive Officers have been granted. The Code is currently under review and the updated Code will be published in June 2020. The most recent copy of the Sun Life Code of Business Conduct is available on our website (www.sunlife.com). It has been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

Principal Accountant Fees and Services

The following table shows the fees related to services provided by the Company’s external auditors, Deloitte LLP, for the past two years:

For the years ended December 31 ($ millions)	2019	2018(1)

Audit Services	18.1	17.4

Audit-Related Services	1.2	1.1

Tax Services	0.5	0.3

Other Services	1.7	1.3

(1)Adjustment to 2018 fees of $0.1 million for Audit Services and $0.3 million for Other Services.

Audit fees relate to professional services rendered by the auditors for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit Services fees of $12.6 million (2018: $11.1 million) relates to audit of the consolidated financial statements of SLF and its subsidiaries to support the group audit opinions expressed in the Independent Auditor’s Report; the remaining Audit Services fees of $5.5 million (2018: $6.3 million) relates to audit of the statements of segregated funds and statutory and regulatory filings.

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the Company. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

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Annual Information Form 2019

Pre-Approval Policies and Procedures

The Audit Committee of SLF Inc. and Sun Life Assurance have adopted a policy restricting the use of the external auditor (the “Policy”). The objective of the Policy is to ensure that the independence of the external auditor is not compromised by certain engagements. The Policy is based on the following principles, which specify that the external auditor cannot:

•	function in the role of management of the Company;
•	audit its own firm’s work; or
•	serve in an advocacy role for the Company.

The Policy requires that any services to be provided by the external auditor be pre-approved by the Audit Committees of SLF Inc. and/or Sun Life Assurance, as applicable, and the audit committee of any affected subsidiary that is itself directly subject to the Sarbanes-Oxley Act of 2002. If a service has not been pre-approved by the Audit Committee, specific approval must be obtained from the committee before an engagement letter can be issued and the related work commenced. The committee has, subject to certain fee thresholds and reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. These pre-approved services are reviewed annually by the committee. The Policy prohibits engaging the external auditor to provide certain services, including:

•	bookkeeping or other services related to accounting records or financial statements;
•	financial information systems design or implementation services;
•	appraisal or valuation services, fairness opinions or contribution in kind reports;
•	actuarial services;
•	internal audit outsourcing services;
•	management functions or human resources services;
•	broker or dealer, investment adviser, underwriting, securities or investment banking services;
•	legal services and expert services unrelated to an audit;
•	any service for which no fee is payable unless a specific result is obtained;
•

any non-audit tax services that recommend the Company engage in confidential transactions or aggressive tax position transactions, as defined by the U.S. Public Company Accountability Oversight Board; and

•	any other service that governing regulators or professional bodies determine to be impermissible.

Fees paid to SLF Inc.’s external auditors have been approved by the Audit Committee of the Board of Directors of SLF Inc. or otherwise in accordance with the Policy. None of the services provided by the Company’s external auditors described above were approved pursuant to a waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2 - 01 of Regulation S-X).

Interests of Experts

Deloitte LLP is the auditor of SLF Inc. and is independent of SLF Inc. within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States)(PCAOB).

Kevin Morrissey, the Appointed Actuary of SLF Inc., has provided an opinion on the value of policy liabilities and reinsurance recoverables for SLF Inc.’s statements of financial position as at December 31, 2019 and 2018 and the change in the consolidated statement of operations for the years ended December 31, 2019 and 2018. Mr. Morrissey owned beneficially, directly or indirectly, less than 1% of all outstanding securities or other property of SLF Inc. or its affiliates when he prepared that opinion, and after that opinion was prepared, and he does not expect to receive any such securities or other property in excess of that amount in the future.

Regulatory Matters

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business.

Canada

Regulation of Insurance Operations

SLF Inc. is incorporated under and governed by the Insurance Act. OSFI administers the Insurance Act and supervises the activities of Sun Life Financial. SLF Inc. has all the powers and restrictions applicable to life insurance companies governed by the Insurance Act, which permits insurance companies to offer, directly or through subsidiaries or networking arrangements, a broad range of financial services, including:

•	Insurance and reinsurance;
•	Investment counselling and portfolio management;
•	Mutual funds and segregated funds;
•	Trust services;
•	Banking services;
•	Real property brokerage and appraisal; and
•	Merchant banking services.

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The Insurance Act requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies’ affairs, imposes restrictions on transactions with related parties, and sets out requirements governing certain aspects of insurance companies’ businesses.

OSFI supervises SLF Inc. on a consolidated basis to ensure that it has an overview of activities of SLF Inc. and its consolidated subsidiaries. This consolidated supervision includes the ability to review insurance and non-insurance operations of SLF Inc. and subsidiaries and supervisory power to bring about corrective action. OSFI has extensive powers to intervene in the affairs of regulated insurance companies, including the power to request information or documents, to conduct investigations, to require that appropriate actions are taken to address issues identified by OSFI and to levy fines. OSFI may intervene and assume control of an insurance company governed by the Insurance Act if OSFI deems that the amount of the company’s available capital is not sufficient.

Investment Powers

Under the Insurance Act, a life insurance company must maintain a prudent portfolio of investments, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and, in some cases, the need for regulatory approvals) limit the type of investments which Sun Life Financial can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Capital and Surplus Requirements

SLF Inc. and Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, are subject to OSFI’s Life Insurance Capital Adequacy Test (“LICAT”) capital framework.

The LICAT Guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer’s regulatory required capital to support these risks. LICAT measures the capital adequacy of an insurer using a Total Ratio and a Core Ratio and is one of several indicators used by OSFI to assess an insurer’s financial condition. The Total Ratio is the Available Capital plus Surplus Allowance and Eligible Deposits divided by a Base Solvency Buffer as described below.

The principal elements included in determining Qualifying Regulatory Available Capital (“Available Capital”) under LICAT include common shares, contributed surplus, retained earnings, the participating account, accumulated currency translation account, unrealized gains and losses on available for sale equity and debt securities, qualifying preferred shares, innovative capital instruments and subordinated debt.

The calculation of the Total Ratio takes into consideration other aspects of the balance sheet that are available as loss absorbing capacity, including the Surplus Allowance and Eligible Deposits. The Surplus Allowance includes the provisions for adverse deviations for non-economic and risk-free interest rate assumptions. The Eligible Deposits consist of the excess deposits held for unregistered reinsurers and claims fluctuation reserves.

The Base Solvency Buffer includes five risk components: (1) credit risk, (2) market risk, (3) insurance risk, (4) segregated funds guarantee risk, and (5) operational risk. Credits are available for: (1) qualifying in-force participating and adjustable products, (2) other risk mitigation and risk transfer, and (3) risk diversification. The sum of the risk components, net of credits, are multiplied by 1.05 to arrive at the Base Solvency Buffer.

The LICAT Guideline sets a Supervisory Target Total Ratio of 100% and a minimum Total Ratio of 90%. The supervisory target provides a cushion above the minimum requirements, provides a margin for other risks, and facilitates OSFI’s early intervention process. The supervisory target is not applicable to regulated insurance holding companies and non-operating insurance companies. The Company has established capital targets in excess of the supervisory target set by OSFI.

Restrictions on Dividends and Capital Transactions

The Insurance Act prohibits the declaration or payment of dividends on shares of an insurance company if there are reasonable grounds for believing the company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. The Insurance Act also requires that an insurance company notify the Superintendent of the declaration of a dividend at least fifteen days before the dividend payment date.

The Insurance Act also prohibits the purchase for cancellation of shares issued by an insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. Further, any redemption or purchase for cancellation of shares issued by an insurance company or similar capital transactions are prohibited without the prior approval of the Superintendent.

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Annual Information Form 2019

Restrictions on Ownership

The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. Pursuant to these restrictions:

•

No person is permitted to acquire any shares of SLF Inc. if the acquisition would cause the person to have a “significant interest” in any class of shares of SLF Inc., without the prior approval of the Minister of Finance of Canada;

•

SLF Inc. is not permitted to record any transfer or issue of shares of SLF Inc. if the transfer or issue would cause the person to have a significant interest in SLF Inc., unless prior approval is obtained from the Minister of Finance of Canada; and

•	No person who has a significant interest in SLF Inc. may exercise any voting rights attached to the shares held by that person, unless prior approval of the Minister of Finance of Canada is obtained.

A person has a significant interest in a class of shares where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and any person acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares.

Under the Insurance Act, the Minister of Finance of Canada may approve only the acquisition of a significant interest of up to 30% of any class of non-voting shares and up to 20% of a class of voting shares, provided that the person acquiring those shares does not have direct or indirect influence over SLF Inc. that, if exercised, would result in that person having control in fact of SLF Inc. In addition, the Insurance Act prohibits life insurance companies, including SLF Inc., from recording a transfer or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

SLF Inc. is required to continue to control, but not wholly own, Sun Life Assurance. Any shares of Sun Life Assurance that are not owned by SLF Inc. are required to meet the widely-held criteria (no individual may own more than 10% of any class of shares without prior approval of the Minister of Finance of Canada). The 20% limit on voting share ownership and 30% limit on non-voting share ownership apply to the direct and indirect cumulative ownership of Sun Life Assurance, with the effect that no single investor will be able to use the holding company structure to exceed those ownership restrictions.

Appointed Actuary

In accordance with the Insurance Act, SLF Inc.’s Board of Directors has appointed a Fellow of the Canadian Institute of Actuaries as its “Appointed Actuary”. The Appointed Actuary must provide an opinion on:

•

The value of the Company’s consolidated policy liabilities as at the end of each fiscal period in accordance with accepted actuarial practice, including the selection of appropriate assumptions and methods;

•	Whether the amount of policy liabilities makes appropriate provisions for all obligations to policyholders; and
•	Whether the valuation of liabilities is fairly presented in the consolidated financial statements.

Regulations require that the Appointed Actuary meet with the Board of Directors or a delegated Committee of the Board at least once in each financial year to report, in accordance with accepted actuarial practice, on the Company’s financial position and its expected future financial condition. The Appointed Actuary must report to the Chief Executive Officer and the Chief Financial Officer of SLF Inc. any matters that, in the Appointed Actuary’s opinion, could have material adverse effects on the financial condition of SLF Inc.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the Insurance Act prohibit regulated insurance companies, such as SLF Inc. and Sun Life Assurance, from disclosing, directly or indirectly, “prescribed supervisory information”, as defined in those Regulations. Prescribed supervisory information includes assessments, recommendations, ratings and reports concerning the Company made by or at the request of the Superintendent, orders of the Superintendent with respect to capital and liquidity, certain regulatory actions taken with respect to the Company, prudential agreements between the Company and the Superintendent, and directions of the Superintendent that we cease or refrain from committing, or remedy, unsafe or unsound practices in conducting our business.

Provincial/Territorial Insurance Regulation

In Canada, life insurance is also subject to provincial regulation and supervision in each province and territory in Canada. Provincial insurance regulation is primarily concerned with market conduct matters, the rights and obligations under insurance contracts, and the licensing and oversight of insurance intermediaries. In addition to those regulations, guidelines adopted by the Canadian Life and Health Insurance Association (“CLHIA”) govern several aspects of our business in Canada.

SLF Inc. is licensed as an insurance company in Canada under the Insurance Act and is the holding company for the Sun Life Financial group of companies. SLF Inc. is not licensed to carry on life insurance business in any province or territory in Canada.

Sun Life Assurance and Sun Life Insurance (Canada) Limited are licensed to carry on life insurance and accident and sickness insurance business in each province and territory in Canada.

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Annual Information Form 2019

Regulation of Securities Operations

Several of SLF Inc.’s subsidiaries in Canada are registered with various Canadian Securities Administrators as dealers, advisors or managers under one or more of the following categories of registration: mutual fund dealer, investment fund manager, commodity trading manager, investment counsel/portfolio manager and exempt market dealer. These entities, their registered employees and their products and/or services are regulated in Canada under provincial and territorial securities laws which are administered and enforced by the various Canadian Securities Administrators, and certain entities are also subject to the rules of the applicable self-regulatory organization, such as the Mutual Fund Dealers Association of Canada for mutual fund dealers. These entities may be subject to examinations or proceedings by the various Canadian Securities Administrators and self-regulatory organizations. These examinations or proceedings could subject our registered subsidiaries to a range of regulatory sanctions, including censure, limitations on the registrant’s activities, and termination of registration, and could subject these entities to a cessation of sales or the rescission of a sale of securities.

Client Protection for Financial Institution Failure

Sun Life Assurance’s Canadian policyholders are provided protection from an insolvency through Assuris, a not for profit organization that is funded by its member insurance companies. Every life insurance company authorized to sell insurance policies in Canada is required, by the federal, provincial and territorial regulators, to become a member of Assuris. Assuris provides separate protection for individual, group, registered and non-registered, life insurance policies and annuity policies.

The MFDA Investor Protection Corporation (“IPC”) provides Clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including Sun Life Financial Investment Services (Canada) Inc.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Sun Life Financial Trust Inc., fund deposit insurance through premiums paid on the insured deposits that they hold.

Other Regulatory Matters

Privacy of Client Information and Anti-Spam Legislation

Canadian federal, and some provincial, laws and regulations require organizations, including financial institutions to protect the security and confidentiality of Client information. This includes financial institutions notifying Clients about their policies and practices relating to their collection, use and disclosure of Client information and their policies to protect the security and confidentiality of that information. New requirements include additional record keeping obligations and an obligation to notify individuals and report to privacy regulators when there is a real risk of significant harm to affected individuals resulting from a breach of security safeguards. Canadian anti-spam legislation imposes certain restrictions and formalities on the delivery of commercial electronic messages to existing and prospective Clients. This includes obtaining consent from recipients and providing the ability to unsubscribe from subsequent messages.

Anti-Money Laundering Legislation

The Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Canada, contains measures to assist in detecting, deterring, and facilitating the investigation of money laundering and terrorist financing offences. This legislation and the associated regulations impose reporting, recordkeeping and “know your Client” obligations on SLF Inc. and certain of its subsidiaries.

United States

In the U.S. SLF Inc. does not carry on business and is not regulated as an insurance company. Sun Life Assurance and several indirect U.S. subsidiaries of SLF Inc. carry on business and are regulated as insurance companies in the United States. Michigan is Sun Life Assurance’s “state of entry” and is treated as the state of domicile for Sun Life Assurance’s U.S. branch (the “U.S. Branch”). The U.S. Branch is licensed to transact business in every state in the United States except New York, plus in the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. SLF Inc.’s U.S. life and health insurance subsidiaries are, collectively, licensed to transact business in all states, the District of Columbia, and Puerto Rico.

Certain of SLF Inc.’s U.S. subsidiaries (including MFS and its subsidiaries, Sun Life Capital Management (U.S.) LLC (1) and certain BentallGreenOak entities) and certain contracts, policies and funds issued, offered or managed by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws.

(1)	On January 1, 2020, Ryan Labs Asset Management Inc., Prime Advisors Inc. and Sun Life Capital Management (U.S.) LLC merged, with the resulting entity being Sun Life Capital Management (U.S.) LLC.

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Annual Information Form 2019

Regulation of Insurance Operations - State Level

In the United States, each state, the District of Columbia, and U.S. territories and possessions has insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. The primary regulator of an insurance company, however, is the state insurance department or equivalent body located in its state of domicile. Most jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers. In addition, the laws of the various states provide state insurance regulators with broad administrative powers to approve policy forms and related materials and approve rates for certain lines of insurance, grant and revoke licenses to transact business, regulate trade practices, license agents, and require statutory financial statements. The primary purpose of such regulation is the protection of policyholders and consumers, rather than shareholders.

The National Association of Insurance Commissioners (“NAIC”) is the U.S. standard-setting and regulatory support organization created and governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S. territories. Through the NAIC, state insurance regulators establish standards and best practices, conduct peer review, and coordinate their regulatory oversight. NAIC members, together with the central resources of the NAIC, form the national system of state-based insurance regulation in the United States.

The U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries are subject to the insurance holding company laws and regulations in the states in which they are domiciled (or deemed to be commercially domiciled). Most states’ insurance holding company laws generally require each insurer that is domiciled therein and that is a member of a holding company system to register with the insurance regulatory authority of that state and, annually, to furnish those authorities with certain reports that include information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, under most states’ holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and equitable and such insurer’s policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of certain intercompany transfers of assets or other material affiliate transactions to which a domestic insurer is a party. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.

SLF Inc.’s U.S. special purpose financial captive insurance companies are subject to the laws and regulations applicable to captive insurers in their states of domicile, as well as the terms of the business plans approved by, and the licensing orders issued by, the companies’ domestic regulators. Generally, a special purpose financial captive insurance company is required to seek regulatory approval prior to taking any action that would deviate from the activities described in its approved business plan or specifically permitted by the licensing order issued by its domestic regulator.

The U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they are licensed, and their business and accounts are subject to examination by such regulators at any time. Regulators have authority to limit or prohibit the ability to issue new policies if, in their judgment, an insurer is not maintaining sufficient surplus or capital or if the further transaction of business would be detrimental to policyholders.

As part of their oversight process, state insurance departments conduct detailed examinations periodically (generally, every three- to five-years) of the financial condition and market conduct of insurance companies domiciled in their states. The latest published examination reports of the U.S. Branch and SLF Inc.’s U.S. life and health insurance companies did not raise any material issues or adjustments. In addition to the periodic examinations, states will on occasion perform targeted market conduct reviews that may cover, among other things, content of disclosures, advertising, sales practices and complaint handling. Examinations are periodically conducted, in cooperation with the departments of other states, under guidelines published by the NAIC.

Restrictions on Dividends

The amount of dividends that an insurance company may pay to its parent without prior regulatory approval is regulated under the U.S. state insurance holding company laws and regulations and under the terms of licensing orders issued by various states.

NAIC IRIS Ratios

The NAIC has developed a set of financial relationships or “tests” known as the Insurance Regulatory Information System (“IRIS”) to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that may require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called the Financial Analysis Solvency Tracking System, is also used for monitoring. Insurance companies generally submit data to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. Generally, if four or more of an insurance company’s ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies with various degrees of supervision, ranging from increased monitoring to certain business limitations. For the

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Annual Information Form 2019

twelve-month period ended December 31, 2018, the most recent period for which results are available, SLF Inc.’s U.S. life and health insurance subsidiaries were within the usual ranges for most of the IRIS ratios: the U.S. Branch had two ratios outside of the usual ranges, down from four the prior year, which was anticipated in connection with a reinsurance transaction that received regulatory approval. The ratios that were outside the usual ranges did not indicate any adverse solvency issues.

Risk-based Capital Ratio Requirements

All states have risk-based capital (“RBC”) ratio requirements for insurance companies. The NAIC RBC system was created to provide a capital adequacy standard that is related to risk, raises a safety net for insurers, is uniform among the states, and provides regulatory authority for timely action. The RBC system requires an insurer to calculate a minimum amount of capital that it must maintain to support the various risks to which it is exposed. A separate factor is used across each major risk category, and may vary by primary insurance type. RBC focuses on the material risks that are common for the particular insurance type. For life and health insurance, RBC considers investment risk, insurance risk, interest rate risk, and other market and business risks, by applying factors to various amounts presented in the company’s statutory financial statements. The RBC framework was updated in 2018 to incorporate the impacts of the Tax Cuts and Jobs Act of 2017. For the year ended December 31, 2019, the RBC ratio for the U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries is expected to exceed the levels under which any remedial or regulatory action would be required.

Statutory Reserves

State insurance laws require life and health insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for the U.S. Branch and SLF Inc.’s other U.S. life and health insurance subsidiaries must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for the associated contractual obligations and related expenses of the U.S. Branch and each of SLF Inc.’s life and health insurance subsidiaries. If such opinion cannot be provided, the affected insurer must set up additional reserves.

Under NAIC rules, life and health insurance companies must maintain an asset valuation reserve (“AVR”), which is a provision for potential asset credit defaults. The size of the AVR depends upon the composition and results of a company’s investment portfolio. These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of IFRS and therefore have no impact on SLF Inc.’s reported results of operations or financial position. The AVR affects the determination of statutory surplus, and changes in such reserves may affect the ability of SLF Inc.’s U.S. life and health insurance subsidiaries to pay dividends or other distributions to their respective parents and also may affect the amounts required to be maintained in trust by the U.S. Branch (see discussion below under Minimum Statutory Surplus and Capital).

In 2016, laws related to the implementation of principles-based reserving reached the threshold required to enact principles-based reserving and became operative on January 1, 2017. Companies had a three year window to become compliant with the law. This change will have little impact on SLF Inc.’s U.S. life and health insurance subsidiaries based on their current product offerings.

Minimum Statutory Surplus and Capital

The U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the states in which they are licensed and the types of business that they transact.

The U.S. Branch is required to maintain a certain amount of assets in trust with a financial institution acceptable to the Director of Michigan’s Department of Insurance and Financial Services (the “Michigan Director”) in an amount at all times at least equal to the sum of the U.S. Branch’s reserves and other liabilities, the minimum required capital and surplus, and any additional amounts considered necessary by the Michigan Director to cover the U.S. Branch’s liabilities. Generally, these assets are available only to meet the obligations of Sun Life Assurance to its U.S. policyholders, claimants and other U.S. Branch creditors. Amendments to the trust agreement must be approved by the Michigan Director. As at December 31, 2019, the U.S. Branch had assets in trust in excess of Michigan’s requirements.

Investments of Insurance Companies

The U.S. Branch and SLF Inc.’s other U.S. life and health insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below-investment-grade fixed income securities, equity real estate, foreign investments and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limits to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, would require divestiture of such non-qualifying investments.

State Guaranty Association Assessments

All states, the District of Columbia and Puerto Rico require insurers to participate in the local insurance guaranty association. The association may levy assessments for policyholder losses incurred by impaired or insolvent insurers. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. A large part of the assessments paid by SLF Inc.’s U.S. insurance subsidiaries pursuant to these laws may be used as credits for a portion of its U.S. premium taxes.

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Regulation of Insurance Operations - Federal Level

Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas apply to the conduct of the insurance business, including age and sex discrimination, investment company regulation, financial services regulation, health care regulation, foreign corrupt practices regulation and federal taxation. For example, the U.S. Congress has, from time to time, considered legislation related to limitations on antitrust immunity and the alteration of the federal income tax structure.

Regulation of Securities Operations

The investment management activities of SLF Inc.’s U.S. subsidiaries are subject to federal and state laws and regulations in the jurisdictions where they conduct business. MFS and certain of SLF Inc.’s other U.S. subsidiaries are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which imposes various obligations on registered investment advisers, including fiduciary duties, and disclosure, operational, recordkeeping and reporting requirements.

Several of SLF Inc.’s U.S. subsidiaries issue or have issued products that are registered with the SEC as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”) and which issue securities that are registered under the Securities Act of 1933, as amended (the “1933 Act”). Certain of SLF Inc.’s U.S. subsidiaries provide investment management services to affiliated funds, which similarly are registered as investment companies under the 1940 Act and which issue securities that are registered under the 1933 Act. The 1940 Act and the 1933 Act impose various obligations on registered investment companies and with respect to the securities that they issue, including disclosure, operational, recordkeeping and reporting requirements and, in the case of the 1940 Act, prohibitions or restrictions on certain transactions with affiliates.

Registered investment companies and investment advisers are regulated by and subject to examination by the SEC. The SEC is authorized to institute proceedings and impose sanctions for violations of the U.S. federal securities laws. Failure to comply with applicable securities laws could subject SLF Inc.’s investment companies and investment adviser subsidiaries to a range of regulatory sanctions, including censure, limitations on the registrant’s activities, and termination of registration, and could subject its registered investment companies to a cessation of sales or rescission of securities sold.

To the extent that any products are deemed to be securities under U.S. federal or state securities laws, they are qualified for sale as needed in certain states in the United States and the District of Columbia. Marketing and sales of securities products are subject to the Securities Exchange Act of 1934, as amended (the “1934 Act”), and regulations promulgated by the Financial Industry Regulatory Authority (“FINRA”).

Certain of SLF Inc.’s U.S. subsidiaries are registered as broker-dealers under the 1934 Act and are subject, for example, to the SEC’s net capital rules, and are members of, and subject to regulation by FINRA. Certain other U.S. subsidiaries of SLF Inc. are registered as transfer agents under the 1934 Act.

MFS also conducts business in the European Union (“EU”) that is also subject to securities laws and regulations. The revised Markets in Financial Instruments Directive and Regulation (together “MiFID II”) became effective on January 3, 2018 and applies across the EU and member states of the European Economic Area (“EEA”). Implementation of MiFID II is having a significant impact on both the structure and operation of EU financial markets. Some of the main changes introduced under MiFID II include applying enhanced disclosure requirements, enhancing conduct of business and governance requirements, broadening the scope of pre and post trade transparency, increasing transaction reporting requirements, transforming the relationship between Client commissions and research, and further regulation of trading venues. In response to MiFID II, MFS is paying for all external investment research for all clients (including non-European clients).

Other U.S. Regulatory Matters

U.S. Tax Reform

U.S. tax reform legislation was signed into law on December 22, 2017, and became effective on January 1, 2018. This legislation included a number of base broadening measures including provisions limiting the deductibility of certain amounts paid to related foreign taxpayers and expanded rules impacting foreign source income of non-US affiliates. There is still some uncertainty surrounding the provisions limiting the deductibility of interest payments to related foreign taxpayers. Interpretive guidance on these provisions, in the form of Final Regulations, are expected to be issued by the U.S. in 2020.

The Dodd-Frank Act

The Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was signed into law in July 2010, enacted numerous legal and regulatory changes for the financial services industry, which have been gradually implemented over the ensuing years.

The Dodd-Frank Act mandated the U.S. federal regulation of the over-the-counter (“OTC”) derivatives market and granted new joint regulatory authority to the SEC and the U.S. Commodity Futures Trading Commission (“CFTC”) over OTC derivatives. While the SEC and CFTC continue to promulgate additional rules, certain of SLF Inc.’s. derivatives operations have become subject to, among other things, new recordkeeping, reporting and documentation requirements. In addition, certain non-cleared derivatives entered into as

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part of SLF Inc.’s derivatives operations have become subject to two-way variation margin requirements and may become subject to two-way initial margin requirements beginning in 2021. These margining requirements are expected to increase the cost and reduce the availability of non-cleared derivatives. Collectively, the Dodd-Frank Act requirements have increased the direct and indirect costs of the Company’s hedging and related activities and will likely increase them further in the future.

LIBOR

Uncertainty relating to the LIBOR and other Interbank Offer Rates (“IBORs”) calculation process and the anticipated phasing out of LIBOR and other IBORs after December, 31, 2021, may adversely affect the value of SLF Inc.’s derivatives and floating rate securities investments (collectively, the “Investments”) that are LIBOR or IBOR-based. On July 27, 2017, the UK Financial Conduct Authority, which regulates the panel banks that submit quotes to the ICE Benchmark Administration (which is responsible for computing LIBOR) for the purpose of calculating LIBOR, announced that it will no longer require or compel panel banks to submit rates for the calculation of the LIBOR rates after December 31, 2021. At this time, it is not clear whether certain IBORs will be discontinued, but the suspension, discontinuance or unavailability of some IBORs is anticipated. In addition, regulatory and industry initiatives concerning LIBOR and other IBORs, such as a change in the compiling body, sponsor or administrator of LIBOR and other IBORs, could result in changes or modifications affecting LIBOR or IBOR-based investments like the Investments.

In the United States, the Alternative Reference Rates Committee of the Federal Reserve Board has identified the Secured Overnight Financing Rate (“SOFR”) as the replacement rate for USD LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. During the third quarter of 2018, certain market participants began moving towards the utilization of SOFR as a possible LIBOR replacement through the issuance of debt securities indexed to SOFR. It is expected that some of these, and other, market participants will continue or begin to transition to SOFR in anticipation of the cessation of USD LIBOR after December 31, 2021. However, there can be no guarantee that alternative rates will be developed, that SOFR will become the dominant alternative rate to USD LIBOR, or that SOFR will be widely used. A transition to SOFR or another replacement rate (whether prior to or after December 31, 2021) may adversely affect the trading of USD LIBOR-based investments, including the Investments, insofar as their value, liquidity, return, and usefulness for intended purpose are concerned. While it may be possible to convert SOFR into an approximate USD LIBOR-equivalent rate by developing a term rate or by adding, subtracting or otherwise incorporating one or more interest rate spreads, or by making other appropriate adjustments to minimize, to the extent possible, discrepancies between LIBOR and SOFR, the feasibility and appropriateness of such adjustments will depend on a variety of factors, including market conditions, monetary policy, and factors affecting SOFR’s or USD LIBOR’s integrity during the transition.

Similar benchmark reform is also underway in several other countries, where working groups (including, but not limited to, the Canadian Alternative Reference Rate Working Group in Canada and the Working Group on Risk-Free Reference Rates for the Euro Area in the European Union) have identified, and are considering the implications of a transition to, alternative secured or unsecured (depending upon the jurisdiction) “risk free” transaction-based rates, which may or may not have been published at the time of this disclosure. For example, in the UK, the regulators are working with market participants to catalyse a transition from LIBOR to the Sterling Overnight Index Average as the primary interest rate benchmark in sterling markets.

At this time, it is difficult to predict the effect of any changes to the methodology for calculating LIBOR or other IBORs or of any other benchmark reform that may happen in the United States or elsewhere. Uncertainty as to the nature of potential changes, alternative rates, accounting and tax relief, and other related reforms may adversely affect our operations and cash flows and the value of and return on our investments. Accordingly, we continue to be focused and engaged on developing and implementing an effective transition away from LIBOR and other IBORs.

Cybersecurity and Privacy of Client Information

U.S. regulators at the federal and state level are increasing their focus on cybersecurity. In particular, U.S. insurance regulators have begun to adopt new laws and regulations designed to address specific cyber risks. These laws and regulations require licensees, including SLF Inc.’s U.S. insurance subsidiaries, to implement risk-based information security programs; establish detailed procedures for investigating cybersecurity events, assessing risk, and overseeing third-party service providers; and comply with increased regulatory reporting requirements.

In addition, U.S. federal and state laws require financial institutions, including insurers, investment companies and investment dealers, to protect the security and confidentiality of Client information and to notify Clients about the institution’s policies and practices relating to its collection, use and disclosure of client information. States are starting to enact new consumer focused privacy laws that will significantly change data privacy requirements in the U.S., impose greater penalties for non-compliance, and provide for consumer rights to access and delete their personal information and private rights of action.

These laws and regulations will increase the costs and compliance obligations associated with the Company’s information security and administration activities.

The Affordable Care Act

The Patient Protection and Affordable Care Act (“Affordable Care Act”) enacted significant legal and regulatory changes for the health care and insurance industries with a primary goal of increasing the number of Americans with health insurance coverage.

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While the law’s changes are primarily directed at traditional health insurance products not offered by the U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries, the Affordable Care Act has led to an increase in the number of employers choosing to self insure their health plans. The expansion of the self-insured health plan market has positively impacted our medical stop-loss business.

The USA PATRIOT Act of 2001

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) seeks to promote cooperation among financial institutions, regulators and law enforcement agencies in identifying parties that may be involved in terrorism, money laundering or other illegal activities. Regulations applicable to the insurance industry require insurance companies issuing “covered products” to implement anti-money laundering programs and file suspicious activity reports with the U.S. Treasury Department. SLF Inc.’s U.S. subsidiaries that issue covered products and its U.S. broker-dealer subsidiaries have implemented anti-money laundering programs to comply with the PATRIOT Act regulations and with the Office of Foreign Assets Control requirements with respect to anti-terrorist financing.

Paid Family and Medical Leave

A growing number of states have passed or are considering mandated paid family and medical leave (“PFML”) programs. These programs generally provide partial income protection for an employee who is unable to work on account of his or her own serious health condition or for various family care reasons. There are a number of PFML proposals at the federal level as well. While PFML programs overlap with short term disability coverage and, as a result, could have a negative impact on the short term disability marketplace in which the U.S. Branch and SLF Inc.’s U.S. life and health subsidiaries operate, these programs also offer an opportunity for insurers to build new products to serve an emerging market.

United Kingdom

SLF Inc. does not carry-on business and is not regulated as an insurance or asset management company in the UK. However, it is the indirect owner of Sun Life Assurance Company of Canada (U.K.) Limited (“Sun Life (UK)”), which is authorized and regulated as an insurance company in the UK. Insurance supervision in the UK is performed by two financial services regulators, the Financial Conduct Authority (“FCA”) and the Prudential Regulation Authority (“PRA”). In addition, there are several other UK regulatory bodies of financial services with whom Sun Life (UK) is required to maintain compliance.

The FCA’s statutory objective is to ensure that the markets it regulates function well. It also has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

The PRA is responsible for ensuring the effective prudential regulation of insurance companies. It has two primary statutory objectives: to promote the safety and soundness of its regulated firms and to ensure policyholders are appropriately protected. It also has a secondary objective to facilitate effective competition in the markets for services provided by PRA-authorized firms.

Insurance Regulation

Sun Life (UK) carries out certain regulated activities in the UK in relation to long-term contracts of insurance. Insurance companies in the UK are required to meet certain threshold conditions and to conduct their business in accordance with the provisions set out in the FCA Handbook and the PRA Rulebook. Under these requirements, Sun Life (UK) must maintain systems, procedures and controls appropriate to the nature, scale and complexity of its business, to conduct its business with due regard to the interests of its Clients and to treat them fairly. It is also required to file financial statements and other information returns with the FCA and PRA on a regular basis.

Sun Life (UK) is regulated as a “standard formula” firm under the Solvency II insurance regime in effect within the EU and EEA. This requires it to monitor and annually review this standard formula approach to ensure it holds a level of capital appropriate to its risk profile, and report to the regulator its ongoing compliance in that respect.

Solvency II includes a group supervision regime that applies to groups wholly operating within the EEA and to companies that carry on business in the EEA as part of insurance groups, such as Sun Life, that are located outside the EEA. Sun Life (UK), its ultimate EEA holding company (SLF of Canada UK Limited), and a number of small, mostly inactive and un-regulated entities are supervised on a group basis. A rule modification is currently in place between Sun Life (UK) and the PRA to meet the requirements of the group supervision regime that excludes SLF Inc. from its scope. This permission has been granted until December 31, 2022.

As a member of the EU, the UK was subject to specific European regulation and European Commission Directives relevant to Sun Life (UK)’s business. Following the UK’s withdrawal from the EU, it is expected that EU legislation will continue to apply to UK firms. Also, individual EU/EEA regulators may seek certain additional returns from Sun Life (UK) to meet their local requirements as National Competent Authorities.

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Restrictions on Dividends and Capital Transactions

Sun Life (UK) is subject to the guidelines set out by the PRA and the provisions of the Companies Act 2006 governing the payment of dividends, which prevent any distribution by a company except out of profits available for this purpose.

Financial Ombudsman Service

Insurance companies operating in the UK are subject to the regulation of the Financial Ombudsman Service (“FOS”) which provides consumers with a free and independent service to resolve disputes between consumers and financial services firms. The FOS is empowered to order firms to pay compensation for consumer losses and to take steps to remedy a complaint.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme provides for the protection of certain individual financial services consumers who may be affected by the inability of financial services companies, including insurance companies, who carry on regulated business in the UK to meet their liabilities.

The Pensions Regulator

The Pensions Regulator is the regulator of workplace pension schemes and has agreed a joint strategy with the FCA that aims to take joint action to deliver better outcomes for pension savers and those entering retirement.

Intervention

Both the FCA and the PRA have extensive powers to intervene in the affairs of an authorized insurance company. These include the power to fine an authorized company and to vary or cancel its permission to carry on regulated activities in the UK, to request information or documents, to investigate the business of the company and to require the company to take appropriate actions to satisfy required threshold conditions for authorization. In addition, Sun Life (UK) is subject to the FCA and the PRA’s Senior Managers and Certification Regime, which became effective in December 2018. This regime includes the introduction of a certification process for individuals whose roles have the potential to significantly harm the firm if they are not carried out correctly. Also, the majority of Sun Life (UK) staff will be subject to the FCA’s Individual Conduct Rules with effect from December 2019, with firms being obliged to inform the FCA and PRA if formal disciplinary action is taken against any staff member as a result of any of these Conduct Rules being breached.

Regulatory Methodology

In order to pursue its objectives, the PRA imposes standards or policies that govern the actions of regulated entities and supervises these by assessing the risks each entity poses to the PRA’s objectives and, where necessary, takes action to reduce them.

The FCA also applies a risk and outcomes based regulatory methodology. Its focus is towards the outcomes achieved by firms and individuals, rather than primarily applying a prescriptive, rules-based regime to regulate processes. The FCA has highlighted that, as part of outcomes focused regulation, it wishes to work more closely with firms, particularly as strategic initiatives are announced, to fully work through the implications of any such changes and challenge management’s thinking at an early stage to ensure the correct regulatory outcomes. While treating Clients fairly continues to be a major focus of the FCA’s regulatory reviews, the FCA continues to place emphasis on the wider subject of conduct risk. Both regulators have publicly stated their intention to be proportionate and forward looking, in order to anticipate and deal with risks before they crystalize.

Asia

Sun Life carries on business through subsidiaries, joint ventures or associates in the Philippines, Hong Kong, Indonesia, India, China, Vietnam and Malaysia. The operations of our subsidiaries, joint ventures and associates in Asia are subject to the local regulatory and supervisory schemes in the jurisdictions in which they operate, which varies from country to country, but the regulators typically grant (or revoke) licenses to operate and control the ability of a company to operate an insurance business in that country. In general, the applicable legislation in a particular country includes features governing the registration of agents, regulation of product features and product approvals, asset allocation, minimum capital, the basis for calculating solvency and reserves, the valuation of policyholder liabilities, conditions for outsourcing non-core functions, policyholder and investor protection, and money laundering, know-your-Client and terrorist financing requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and may impose restrictions on declaring dividends and the ability to effect certain capital transactions and many jurisdictions require insurance companies to participate in policyholder protection schemes.

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of insurance and savings products largely through our career agency sales force and bancassurance channel. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc. (“Sun Life Philippines”), and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc. (“Sun Life Grepa”), in which we have a 49% ownership stake. In addition, we offer mutual funds and pre-need products respectively through Sun Life Philippines’ wholly-owned subsidiaries, Sun Life Asset Management Company, Inc. (“Sun Life Asset Management (Philippines)”) and Sun Life Financial Plans Inc. (“SLFPI”). There are no foreign ownership restrictions applicable to life insurance, mutual funds, or pre-need businesses in Philippines.

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Sun Life Philippines and Sun Life Grepa are life insurance companies incorporated in the Philippines and governed by the Insurance Code. Sun Life Philippines offers individual and group life and health insurance products through its agency sales force. Sun Life Grepa offers its individual and group life products through an agency sales force and through bancassurance distribution arrangements. The Insurance Commission supervises and regulates the operations of life, non-life, and pre-need companies.

Life insurance companies in the Philippines are required at all times to maintain the minimum net worth requirements prescribed by regulations. Current minimum net worth requirements are 550 million Philippine Pesos (Php), the total amount of which increased to Php900 million in 2019 and will increase to Php1.3 billion by 2022. In addition, life insurance companies must maintain a minimum risk-based capital (RBC) ratio of 100% as prescribed in the Risk-Based Capital Framework.

Sun Life Asset Management (Philippines) is a mutual fund manager and distributor and is governed by the Securities Regulation Code and the Investment Company Act. SLFPI is governed by the Pre-Need Code and offers pension and education plans in the Philippines, and is supervised and regulated by the Insurance Commission.

The Securities and Exchange Commission supervises and regulates the operations of investment company advisers and mutual fund companies and issues licenses to these companies and other securities market participants.

Hong Kong

Our Hong Kong operations offer a full range of products to address insurance and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.

Sun Life Hong Kong Limited is licensed to carry on the business of “long-term” insurance and is regulated under the Hong Kong Insurance Ordinance by the Insurance Authority (“IA”), which oversees the authorization and regulation of insurance companies. The IA took over from the previous government-funded regulator, the Office of the Commissioner of Insurance, on June 26, 2017 to enhance the regulatory regime. In September 2019, the IA took over the regulation of insurance intermediaries from the existing self-regulatory organisations through a statutory licencing regime. The Insurance Agents Registration Board under the Hong Kong Federation of Insurers (a self-regulatory body of the insurance industry) is currently responsible for registering insurance agents. Our Hong Kong operations are also regulated by the Hong Kong Securities and Futures Commission, which approves the marketing materials of investment linked products, and the Mandatory Provident Fund Schemes Authority, which oversees the supervision and regulation of mandatory provident fund schemes and occupational retirement schemes, as well as the trustees and intermediaries who administer and distribute these schemes.

In Hong Kong, long-term insurance companies are required to maintain at all times a required solvency margin. The required solvency margin is the higher of $2 million Hong Kong dollars (HKD) or the aggregate of two components: a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (which is generally 4% of the mathematical reserves and 0.3% of the capital at risk). For a long-term insurer, the value of its assets must be greater than the amount of its liabilities by at least the required solvency margin. The minimum paid-up capital for insurers in Hong Kong is HKD$10 million. The actual capital requirement depends on the business undertaken by the insurer.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia.

PT Sun Life Financial Indonesia is licensed to carry on insurance business in Indonesia and can distribute life insurance products. PT Sun Life Financial Indonesia can additionally manufacture and distribute Shariah products through its Shariah unit.

The Otoritas Jasa Keuangan (“OJK”) is the regulator responsible for supervising the insurance industry. The Indonesia Life Insurance Association (“AAJI”) continues to act as a conduit between insurers and the Ministry of Finance and the OJK in terms of the development of new regulations and guidelines. Insurance sales forces are licensed by the AAJI. The Indonesia Sharia Insurance Association acts in the similar capacity as AAJI in relation to the Shariah business. The implementation of anti-money laundering controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center.

Life insurance companies in Indonesia are required to maintain a minimum solvency ratio of 120% of the minimum required capital and must have minimum shareholder equity of 100 billion Indonesian Rupiah.

In October 2014, legislation was enacted in Indonesia that introduced significant changes to the insurance sector in Indonesia, including establishing single presence requirements, establishing local ownership requirements to be prescribed by regulations, establishing an insurance guarantee program, requiring that Shariah (Takaful) products are distributed through separate standalone insurance companies within 10 years, requiring the appointment of a controlling entity that will be responsible for losses of the insurance company under its control and imposing stiffer penalties and sanctions for non-compliance. The Government Regulation

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which regulates local/foreign ownership requirements was issued in April 2018 and since then a grandfathering provision has been included to allow existing ownership by a foreign shareholder to be maintained.

Vietnam

In Vietnam, we offer a diverse range of insurance, savings, investment and pension products through our wholly owned subsidiary Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”). There are no foreign ownership restrictions applicable to Sun Life Vietnam, however, a transfer of 10% or more of the charter capital of any life insurer must be approved by the Ministry of Finance of Vietnam (“MOF”).

Insurance operations in Vietnam are mainly regulated by the MOF, which sets the standards on all insurance business matters, including product approvals, limits on commission rates payable on insurance products, actuarial liability valuation, and solvency requirements. Life insurers have responsibility for legal capital of Vietnamese Dong (VND) 600 billion and that a security deposit equal to 2% of the legal capital be maintained at a commercial bank in Vietnam. Life insurers that sell pension products are required to have a minimum legal capital of VND 800 billion and minimum equity of VND 1,000 billion and a solvency margin of VND 300 billion over the minimum solvency margin. The MOF also requires life insurers to maintain minimum reserves and a minimum solvency margin of 4% of insurance reserves plus either (i) 0.1% of sums at risk for policies with a term of five years or less, or (ii) 0.3% of the sums at risk for policies with a term over five years. An additional solvency margin of VND 100 billion over the minimum solvency margin is also required for companies transacting universal life business and additional amounts of capital may be required to enter other lines of business. Life insurers must also establish a reserve fund to ensure their solvency. The annual contribution is 5 per cent of after-tax profits up to a maximum of 10 per cent of an insurer’s charter capital.

Sun Life Vietnam’s products are distributed through a career agency sales force, including both individual agency and corporate agency, for individual Clients and through a general agency for corporate Clients.

India

ABSLI, our insurance joint venture with the Aditya Birla Group in India in which we have a 49% stake, provides a full range of individual and group insurance, savings and retirement products through a multi-channel distribution network, including an agency sales force, bancassurance distribution, brokers and worksite marketing.

Insurance operations in India are regulated by the Insurance Regulatory & Development Authority of India, whose duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry. In recent years, a number of regulatory changes have been introduced, affecting matters that include product design and structure including commissions, distribution, investments, expense management, risk management, corporate governance and grievance handling.

Life insurance companies in India are expected to maintain a Minimum Solvency Ratio (Total Assets Available for Solvency / Required Solvency Margin) of 150% at all times, where the Required Solvency Margin is an amount calculated by applying specified factors to reserves and amounts-at-risk. Life insurance companies are required to maintain their Available Solvency Margin at a level which is not less than the greater of fifty per cent of the amount of minimum required capital and one hundred percent of Required Solvency Margin. The Minimum Paid-up Capital for life insurers is INR 1 billion.

The foreign investment limit in the insurance sector in India is 49% of the equity share capital in an Indian insurance company. In addition, prior approval is required from the Insurance Regulatory & Development Authority of India for any sale of shares over 1% of the total equity share capital and any purchase of more than 5% of the equity share capital and increases in foreign investment in an Indian insurance company must comply with the pricing guidelines specified by the Reserve Bank of India and Guidelines on Indian Owned and Control.

Aditya Birla Sun Life Pension Management Limited (formerly Birla Sun Life Pension Management Limited) (“ABSLPML”) is a wholly owned subsidiary of ABSLI. ABSLPML’s business offers pension solutions and acts as Pension Fund Manager under the National Pension Scheme Trust of the National Pension System (“NPS”) to manage pension funds in the private sector according to the provisions of the NPS, the schemes, and the guidelines issued by the Pension Fund Regulatory and Development Authority. Mutual funds and portfolio management services in India are regulated by the guidelines and regulations issued by the Securities and Exchange Board of India and various other applicable statutes.

Aditya Birla Sun Life AMC Limited (formerly known as Birla Sun Life Asset Management Company Limited) (“ABSLAMC”), our asset management joint venture in India in which we have a 49% stake, offers mutual fund products and portfolio management services, and is registered with the Securities and Exchange Board of India to act as an investment manager to the funds launched under Alternative Investment Funds: Category II and Category II. ABSLAMC acts as an investment manager to two offshore funds. ABSLAMC has also set up wholly owned subsidiaries in Singapore, Dubai and Mauritius.

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China

Sun Life Everbright Life Insurance Company Limited is a Chinese domestic life insurance company in which we have a 24.99% ownership stake. It operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products.

Sun Life Everbright Life Insurance Company Limited has a 99% ownership stake in Sun Life Everbright Asset Management Co., Ltd, which carries on business in China as an insurance asset management company.

The insurance industry is regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), which is an agency authorized by the State Council of the People’s Republic of China. The CBIRC has authority to: (i) promulgate laws and regulations applicable to the insurance industry and insurance market participants; (ii) approve and examine insurance companies and insurance intermediaries in China and, where applicable, abroad; (iii) establish investment regulations; (iv) approve and examine the policy terms and premium rates for insurance products; (v) set standards to measure the financial soundness of insurance companies; (vi) require insurance companies to submit reports concerning their business operations and condition of assets; and (vii) order the suspension of all or part of an insurance company’s business.

Currently, Chinese life insurance companies are allowed to invest in the following assets (subject to the satisfaction of conditions prescribed for each form of investment): bank deposits, government bonds of China, government agency bonds, corporate bonds, stocks, securities investments funds, real estate, domestic financial derivatives such as forwards, options and interest rate swaps, certain products of commercial banks, trust companies, securities companies and insurance asset management companies, and other investment channels as approved by the State Council.

The minimum paid-up capital of an insurance company is 200 million Chinese yuan (RMB) and there are additional capital requirements when additional branches are established.

Insurance asset management companies are also regulated by the insurance regulatory agency under the State Council and may conduct the following businesses: (i) managing funds in RMB or foreign currencies entrusted to it by its Clients; (ii) managing its own funds in RMB or foreign currencies; (iii) offering insurance asset management products; and (iv) other businesses approved by the insurance regulator or other departments of the State Council.

The investment of insurance funds by insurance asset management companies is subject to the same requirements and limitations applicable to the investment activities of insurance companies. Custodians are designated for funds managed by insurance asset management companies and the custodians must be independent commercial banks or financial institutions that satisfy regulatory requirements. The registered capital of an insurance asset management company may not be less than RMB100 million or the equivalent amount of other freely convertible currencies.

Effective January 1, 2020, the CBIRC lifted the 51% cap on foreign ownership in Chinese life insurance companies. In September 2019, the CBIRC also implemented an amendment to the Administrative Regulations on Foreign-Invested Insurance Companies, which relaxes market access by removing the requirement that a foreign insurance company must have engaged in insurance business for more than 30 years and have maintained a representative office in China for at least two years before it can establish a foreign invested insurance company in China.

Malaysia

Our operations in Malaysia offer individual and group insurance and takaful products through Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad, our joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad, in which we have a 49% ownership stake. The companies have an exclusive bancassurance agreement with CIMB Group to distribute insurance and takaful products through the CIMB bank network across Malaysia. The companies have expanded their distribution channel to include other bancassurance partners, tied agency distribution and telco-assurance.

The central bank of Malaysia, Bank Negara Malaysia, regulates entities carrying on the insurance business and requires life insurers to have a minimum paid-up capital of Ringgit Malaysian 100 million. Bank Negara Malaysia also requires insurers to maintain a capital adequacy level that is commensurate with their risk profiles under a risk-based capital framework and has set a minimum Supervisory Target Capital Adequacy Level of 130 per cent. There is a 70% limit on foreign equity ownership in insurance companies in Malaysia.

Bermuda

Sun Life Assurance and certain SLF Inc. subsidiaries carry on insurance and investment business in or from Bermuda and are regulated as insurance or investment companies, as the case may be, in that jurisdiction. The Bermuda Monetary Authority (“BMA”) is the primary regulator of domestic and international insurance and investment companies carrying on business in or from Bermuda, and has regulatory authority for licensing and registration matters. The BMA has broad supervisory powers to regulate licensees under the Insurance Act 1978 and the Investment Business Act 2003, and is also the designated supervisory authority over the financial services industry in respect of Bermuda’s Proceeds of Crime Act anti-money laundering legislation. In accordance with

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these and related laws, Sun Life Assurance and certain subsidiaries of SLF Inc. are subject to requirements governing their solvency, financial reporting, and business conduct.

Other Jurisdictions

In each of the countries in which our other subsidiaries, joint ventures and associates operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries, joint ventures and associates are required to meet specific minimum working and regulatory capital requirements. Certain of our subsidiaries, including MFS and its subsidiaries, joint ventures and associates, also conduct business in various countries, including Singapore, Japan and Australia, that are subject to securities laws and regulations, which vary from country to country.

Risk Factors

This section provides a summary of some of the significant risks that could affect (and, in some cases, are affecting) our business, reputation, financial condition or results of operations. As a large financial services organization operating in a complex industry, the Company encounters a variety of risks. We are subject to financial and insurance risks that are connected to our liabilities and also in connection with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. We also face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive and regulatory environments. These risk factors have been grouped as outlined in our Risk Management Framework into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. Other risks, not specified below, may exist but are not considered to be material at the present time may also impact our business in the future. This information should be considered carefully together with other information in this AIF and in the 2019 MD&A, the 2019 Consolidated Financial Statements and other reports and materials that we file with securities regulators.

These risks may occur independently or in combinations, and may occur simultaneously or in an environment where one or more risks evolve rapidly. For example, a major global pandemic could have a material adverse impact on mortality and claims experience. Such an event may also trigger adverse global capital markets developments, including a downturn in equity market levels and interest rates, increased market volatility and credit deterioration, and could also lead to operational risks such as disruptions in third party service arrangements.

While a number of risks that are described below provide examples of inter-connectedness and relationships between risks, these do not represent a complete inventory. It should be noted that these relationships can continue to develop and change over time, and the combined adverse impact on our profitability, financial position, and reputation could be significantly greater than the sum of the individual parts. Our assessment of the impact and probability of these risks changes over time.

A description of our risk management approach can be found under the heading Risk Management in our 2019 MD&A. Many of the risk factors set out below contain forward-looking statements.

Market Risk

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts and variable annuities. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain and will depend upon a number of factors, including general capital market conditions, underlying fund performance, policyholder behaviour and mortality experience, which may result in negative impacts on our net income and capital.

While a large percentage of these variable annuity and segregated fund contracts are included in our hedging program, not all of this exposure is hedged. For those contracts included in our hedging program, we generally hedge the value of expected future net claims costs and associated margins, as we are primarily focused on hedging expected economic costs associated with providing the guarantees. Since the value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including changes in interest rates, increased volatility in capital markets and changes in the general market and regulatory environment within which these hedging programs operate.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, increased levels of liquidity risk, model risk and other

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operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining our hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through over-the-counter contracts cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain. In addition, regulations for over-the-counter derivatives could impose additional costs and could affect our hedging strategy.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to lower LICAT ratios or losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of risk exposures using assets, derivative instruments and repurchase agreements to maintain interest rate exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for over-the-counter derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks such as those described under the heading Risk Factors - Market Risk - Equity Risk in this AIF.

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A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
(ii)	Shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	Higher new business strain reflecting lower new business profitability;
(iv)	Reduced return on new fixed income asset purchases, and higher hedging costs;
(v)	The impact of changes in actuarial assumptions;
(vi)	Impairment of goodwill; and
(vii)	Additional valuation allowances against our deferred tax assets.

We have taken various management actions to mitigate the risk of low levels of interest rates including changes in product mix, product design and hedging activities. If low levels of interest rates continue to be persistent over an extended period of time, other effects may also surface including changes in policyholder behaviour and actuarial assumptions prescribed by the regulating bodies.

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values.

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2019 and December 31, 2018, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Insurance Risk

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Policyholder Behaviour Risk

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

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Many of our products include some form of embedded policyholder option. These could range from simple options relating to surrender or termination, to more complex options relating to payment of premiums or various other benefit and coverage provisions. Changes in the relative frequency or pattern with which these options are elected (relative to those assumed in the pricing and valuation of these options) could have an adverse impact on our profitability and financial position.

Systemic forms of policyholder behaviour risk could also arise with the development of investor-owned and secondary markets for life insurance policies.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience also increases during economic slowdowns, especially with respect to disability coverage, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results. External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Adverse trends in morbidity experience, such as higher disability incidence, increases in high medical treatment costs and growth in utilization of specialty drugs, introduce the potential for adverse volatility in our financial results.

Mortality and morbidity concentration risk is the risk of a catastrophic event, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as pandemics that could occur in geographic locations where there is significant insurance coverage. These factors could adversely affect our mortality or morbidity experience relative to the assumptions used in the pricing and valuation of products, leading to a material adverse effect on our profitability and financial position.

Current legislation restricts insurers from requiring Clients to take or release the results of genetic tests. If Clients have access to the results of genetic tests and we do not, this creates asymmetry of information between Clients and insurers, which could adversely impact mortality and morbidity experience and policyholder behaviour. This asymmetry of information may increase as genetic testing advances and becomes more accessible, giving rise to better diagnoses of conditions where treatments are expensive or non-existent. The asymmetry of information may lead to increased anti-selection in new business underwriting. There may also be an impact on policy lapse rates where adverse genetic testing results may motivate Clients to retain their policies resulting in higher claims payouts than assumed in the pricing and valuation of products, as well as increased insurance rates which may result in loss of new and existing Clients.

Longevity Risk

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

Many of our products provide benefits over the policyholder’s continued lifetime. Higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits, thereby requiring strengthening of policyholder liabilities and resulting in reductions in net income and capital. For longevity risks, external factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Products that offer complex features, options or guarantees require increasingly complex pricing models, methods or assumptions, leading to additional levels of uncertainty. The risk of mis-pricing increases with the number and inherent uncertainty of

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assumptions needed to model a product. Past experience data supplemented with future trend assumptions may be poor predictors of future experience. Lack of experience data on new products or new Client segments increases the risk that future actual experience unfolds differently from expected assumptions. External environmental factors may introduce new risk factors, which were unanticipated during product design, and have an adverse result on the financial performance of the product. Policyholder sophistication and behaviour in the future may vary from that assumed at the time the product is designed, thereby adversely affecting the product’s financial performance.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

From time to time, certain products or business segments may be closed for new sales (for example our international wealth business in the Asia pillar, our business in the UK and our individual insurance business in the U.S.). Our ability to effectively manage the run-off of business in these products or business segments introduces additional risks, such as policyholder behaviour and expense risk that may have an adverse effect on our operations, profitability and financial position.

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

Credit Risk

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Volatility in the capital markets, including deteriorating credit and negative real estate risk indicators, fluctuations in global or domestic macro-economic factors, or loss given default expectations, may have a significant impact on the value of the fixed income assets in our investment portfolio. For example, our asset-backed portfolio is sensitive to fluctuations in macro-economic factors, assumed default rates for the underlying collateral pool and loss given default expectations.

As part of our risk management strategy, we maintain hedging programs that may employ the use of derivatives. Market conditions determine the availability and cost of the derivative protection. Although we deal primarily with highly rated counterparties, a derivative counterparty’s insolvency or its inability or unwillingness to make payments under the terms of a derivative agreement could have an adverse effect on our profitability and financial position.

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance does not relieve us from our direct liability to policyholders and accordingly, we bear credit risk with respect to our reinsurers. Although we deal primarily with highly rated reinsurers, deterioration in their credit ratings, or reinsurer insolvency, inability or unwillingness to make payments under the terms of a reinsurance agreement could have an adverse effect on our profitability and financial position. The risk that a reinsurer is unable or unwilling to make payments may occur due to, but is not limited to, legal disagreements, interpretations by a court regarding the terms of the reinsurance contract, changes in laws and regulations or interpretation of those changes.

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Business and Strategic Risk

Business and strategic risk includes risks related to changes in the economic or political environment, distribution channels or Client behaviour, environmental risks, competitive, legal or regulatory environment and risks relating to the design or implementation of our business strategy.

Economic and Political Risk

We operate in various geographies and our business and financial operations are susceptible to regional and global economic, political and regulatory changes. We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, changing competitive dynamics and changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, which can have an adverse impact on Client behaviour and in turn on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Currently, there are various factors that impact continuing economic and political risk and uncertainty, including the following examples:

•	the shift to protectionism leading to ongoing trade uncertainties and/or new or increased tariffs;
•

macro-economic uncertainty and potential disruptive policy changes due to global political unrest as seen within Hong Kong and strained relations between countries, such as between the United States and Russia or China;

•	uncertainty due to Euroscepticism in various European Union countries and the impact of Brexit negotiations;
•	increased support for populist parties; and
•	rising income inequality.

The impact of these factors include the possibility of continued low growth, sustained low interest rates, increased volatility in interest rates and equity markets, and a continuation of relatively low yet volatile credit spreads. The impact on the economic environment from any of these events may not be consistent with our assumptions and expectations, which may adversely impact our financial results and the ability to implement our business strategy. Market-related impacts from the economic environment, legal, regulatory or policy changes or other governmental actions could continue to place pressure on our earnings, regulatory capital requirements, profitability, liquidity and our ability to implement our business strategies and plans. Low interest rates and increased volatility create a number of challenges for us including increased hedge costs, lower investment yields, adverse policyholder behaviour and lower levels of new business profitability. Other impacts of macro-economic uncertainty and volatility may lead to other financial and non-financial impacts including goodwill impairment, decline in our share price and impact on our credit and financial strength ratings. These risks continue to have the potential to inflict significant damage on global and regional markets.

Implementation of Business Strategy

Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to implement these initiatives could also lead to cost structure challenges.

Our financial performance is dependent upon our ability to implement and execute our business strategies and plans for growth. The current economic, regulatory and competitive environment requires us to identify and adapt rapidly to new opportunities and to refine our strategies. If we fail to identify new opportunities, revise our strategies on a timely basis or adapt to the changing environment, we may not be able to achieve our growth objectives.

Successful execution of our business strategies and plans impacts a number of factors, including our ability to generate sufficient earnings to maintain an adequate level of capital, our ability to generate sustained investment performance, our ability to meet regulatory requirements, our ability to manage our risk exposures effectively, our ability to attract and retain Clients and distributors, our ability to have the right set of diverse products and business mix, and our ability to reduce operating expenses while maintaining our ability to hire, retain and motivate key personnel. There is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve our objectives. If our business strategies are not successful or are not executed effectively, we may not be able to achieve our growth objectives or react to market opportunities, which may have an adverse impact on our business and financial results.

Distribution Risk

Failure to achieve planned distribution scale or appropriate and compliant distribution of products could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop digital sales and Client support capabilities and technologies. Distribution risk may also be

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influenced where our distribution or product strategy and related services (including digital sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.

We distribute our products through a variety of distribution channels, including direct sales agents, managing general agents, independent general agents, financial intermediaries, broker-dealers, banks, pension and benefits consultants and other third-party marketing organizations. We compete with other financial institutions to attract and retain these intermediaries and agents on the basis of products, compensation, support services and financial position. We also face the risk that our key distribution partners may undergo consolidation, change in ownership structure or change their distribution model which could materially impact sales and our growth targets. New distribution channels could emerge that may impact the effectiveness of our current distribution strategy. Distribution channels are growing rapidly in some businesses in certain countries, which may heighten the risks of market conduct and channel conflicts or overlaps. The capability to reach and retain Clients through use of digital technology and data analytics is becoming increasingly important in the insurance industry. While use of digital-based distribution channels may help us achieve or expand scale, these channels expose us to regulatory compliance and information security related risks. Our sales and results of operations could be materially adversely affected if we do not have the right distribution or product strategy and related technology or if we are unsuccessful in attracting and retaining intermediaries and agents.

Competition Risk

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our business plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and advanced analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The impact of disruption from changing technology and innovation by traditional and non-traditional competitors who may offer a better user experience, functionality or lower priced products and may have lower distribution costs will require us to adapt at a more rapid pace and may create margin pressures. The risk of disruption may also impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.

Competitors may offer a greater selection of or lower cost products, which may create margin pressure in some of our businesses and impact our profitability and market share. In the asset management sector, there has been a trend among investors towards lower-fee passive investment products such as index- and other types of exchange-traded funds, which may impact our ability to attract and retain Clients in our actively managed products. Product development and product life cycles have shortened in many product segments, leading to more intense competition with respect to product features. This increases product development and administrative costs and reduces the time frame over which capital expenditures can be recovered. Regulatory and compliance costs also generally rise with increases in the range and complexity of our product portfolio.

We have many large and well-capitalized competitors with access to significant financial resources and in certain jurisdictions, these competitors have significant market share and established distribution relationships and brands. Among other things, the competition in these industries throughout the world has resulted in a trend towards the global consolidation of the financial services industry including, in particular, the insurance, banking and asset management sectors. To the extent that consolidation continues, we will increasingly face competition from large, well-capitalized financial services companies in many of the jurisdictions in which we operate. These larger companies have the ability to heavily invest in fundamental activities for sustained profitable growth and superior Client service in the life insurance industry such as brand equity, product development, technology, risk management, and distribution capability. There can be no assurance these developments will not adversely affect our businesses in certain countries.

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Many of our insurance products, particularly those offered by the group segment, are renewed annually. Given this relatively high frequency of renewal activity, this business may be particularly exposed to adverse persistency through competitive market pressures.

Different accounting bases of reporting and regulatory capital requirements across multiple jurisdictions may cause us to be at a disadvantage compared to some of our competitors due to differences in reported earnings and due to these reporting and regulatory capital requirements.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

For our insurance businesses, the performance of our investment portfolio depends in part upon the level of and changes in interest rates, spreads, credit experience, equity prices, real estate values, the performance of the economy in general, the performance of the specific obligors included in these portfolios and other factors that are beyond our control. These changes can affect our net investment income substantially in any period.

In our asset management businesses, investment performance, along with achieving and maintaining superior distribution and Client services, is critical. If investment performance is less than that of our competitors or applicable benchmarks, we could lose existing and potential Clients. Similarly, a shift in investing trends and Client preference towards products that differ from our investment products or strategies, and in particular, the trend towards passive or alternative investment portfolios, could also lead to increased outflows. Accordingly, poor investment performance by our asset management operations or a shift in investing trends and Client preferences could adversely affect sales, increase outflows, reduce the level of assets under management or lead to a decline in the fee margin, which could adversely impact our revenues, income and capital position.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change, could impact financial reporting, accounting processes and capital requirements, and could impact the ability of sales intermediaries to distribute our products, all of which could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

These changes could impact our capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries (such as bancassurance) and product offerings (such as coverage for prescription drugs), solvency requirements, executive compensation, corporate governance practices and could impose restrictions on our foreign operations, which may include changes to the limits on foreign ownership of local companies.

Currently there are a number of regulatory developments in Canada and globally which could impact our business and the way we are regulated or supervised in various jurisdictions, which include the following:

•

In 2017, the International Accounting Standards Board (“IASB”) issued IFRS 17, Insurance Contracts (IFRS 17), which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. This standard is effective at the same time as IFRS 9 Financial Instruments (IFRS 9) as Sun Life has elected the deferral option under the Amendments to IFRS 4 Insurance Contracts, which allows an optional temporary exemption from applying IFRS 9 until 2021. In June 2019, the IASB issued an exposure draft (“ED”) that proposes targeted amendments to IFRS 17 for public consultation. As part of the ED, the IASB has proposed to defer the effective date by one year to January 1, 2022 as well as extend the deferral option of IFRS 9 for insurers to that same date. The comment period closed in September 2019. The IASB will continue to discuss comments received on the proposals, including comments on the proposed effective date, before finalizing the amendments later in 2020. The adoption of these new standards will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. In addition to the execution risks due to the potential significant changes, these standards may also impact future product designs, investment strategies and uses of reinsurance. Since the regulatory capital guideline in Canada is currently aligned with IFRS, the new standards will also result in modifications to LICAT, described below. Additionally, other jurisdictions may not adopt IFRS 17 as issued or with the same effective date as the IASB, which may affect comparison with our global competitors.

•

In Canada, there has been increased focus on enhancing the affordability of and accessibility to prescription drugs, including pressure from some provincial governments, the media and advocacy groups on the federal government to implement a form of nationalized pharmacare program. The federal government has announced its intention to move forward with a national pharmacare plan. In the 2019 budget, the federal government proposed to provide $35 million to Health Canada over the

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course of four years, starting in 2019-2020, for the creation of a Canadian Drug Agency Transition Office, which would support the development of the Canadian Drug Agency with a mandate to develop a national formulary. If implemented, a national pharmacare plan could impact our business in several ways, including premium income, our ability to offer prescription drug coverage, the price and level of coverage of other benefits we offer or are able to offer through our Canadian group benefits business, which in turn could impact plan renewals and retention of group Clients, plan member interaction and the value of other coverage offered by that business.

•

OSFI will be revising the LICAT Guideline for the upcoming IFRS 17 changes. In addition, OSFI is also considering alternatives for in-force variable annuity and segregated fund capital requirements, which may materially change the capital required to support our in-force variable annuity and segregated fund business and may create differences in capital requirements, profitability and reported earnings on those products that may put us at a disadvantage compared to some of our competitors regulated outside of Canada.

•

Insurance and securities regulators continue to focus on client fairness and advisor conduct related practices and are assessing product fees, compensation practices, sales practices and related conflicts of interest. Regulators are also imposing higher standards that relate to interacting with clients in order to increase disclosure obligations related to fees; impose prohibitions or restrictions on the payment of certain types of commissions and service fees to agents, advisors and third-party distributors; result in changes to product features and sales and market practices by agents, advisors, product manufacturers and distributors. Examples of these changes include the Client Focused Reforms released by the Canadian Securities Administrators in October 2019, the Canadian Securities Administrators ban on deferred sales charges (in all provinces except Ontario) published in December 2019 and the implementation of the Financial Services Regulatory Authority of Ontario.

•

Changes to U.S. tax legislation may lead to changes in pricing or other actions by our competitors that could impact Client behaviour. In addition, the new tax legislation may lead to interpretive guidance or other changes that could impact our corporate structure, arrangements between affiliates or the products and services we offer, and there is uncertainty regarding both the timing and details of any such guidance or other changes.

•

In the U.S., states have adopted a number of model laws and regulations that have transformed the way state regulators evaluate and monitor insurance companies. These laws and regulations, which most states have enacted, require insurers to increase their level of regulatory reporting around risk management, solvency, and governance practices, and allow the U.S. regulators to lead or participate in the group-wide supervision of certain international insurance groups. These regulatory developments have increased the complexity of ensuring compliance and could result in changes to the capital standards associated with our U.S. business.

•

Regulators are increasing their focus on cybersecurity and new laws and regulations have begun to emerge that will require the Company to enhance its information security programs, will increase regulatory reporting obligations and will have an impact on the costs and resources associated with the Company’s information security activities.

•

The UK ceased its membership of the EU effective January 31, 2020 (known as “Brexit”). Transitional arrangements are in place up to December 31, 2020 during which time there should be no change to the way that Sun Life (UK) conducts its insurance business. It is expected that a comprehensive set of new arrangements with the EU will be in place from January 1, 2021. The possibility that these new arrangements may not be in place by that date, and the adoption of mitigating actions to ensure that Sun Life (UK) can continue conducting its insurance business in the EU and EEA will be a key feature of Sun Life (UK)’s risk management activity during 2020.

•

IBORs, including LIBOR, measure the average cost that banks pay to borrow from each other on an unsecured basis on a short-term basis. They are commonly used as a benchmark or reference rate for financial products and contracts such as derivatives or floating rate securities. Uncertainty relating to the LIBOR and other IBORs calculation process and the anticipated phasing out of LIBOR and other IBORs after December 31, 2021, may adversely affect the value of SLF Inc.’s derivatives and floating rate securities investments that are LIBOR or IBOR-based. At this time, it is not clear whether certain IBORs will be discontinued, but the suspension, discontinuance or unavailability of some IBORs is anticipated. Uncertainty as to the nature of potential changes, alternative rates, accounting and tax relief, and other related reforms may adversely affect our operations and cash flows and the value of and return on our investments.

See the heading Regulatory Matters above for a description of our regulatory environment in Canada, the U.S., the UK, Asia and Bermuda and other examples of changes in regulation that may affect our business and operations.

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Environmental Risk

Our financial performance may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of environmental events and developments, including those related to impacts of climate change and the transition to a lower-carbon economy. These events and developments may include increased frequency and severity of natural or human-made environmental disasters, longer-term shifts in climate patterns, emerging regulatory and public policy developments, and their impacts on our operations, invested assets, suppliers, Clients and reputation. External factors such as stakeholder expectations around environmental performance, resource constraints and costs associated with adaptation are also potential sources of environmental risk. Risks that affect our Clients and our suppliers could have a negative impact on our operations and performance. These risks are considered in our key risk assessments. An environmental issue on a property owned, leased or managed by us or on any property with which we are affiliated could have financial or reputational impacts.

As an owner/lessor of, investor in and manager of real estate, we may be impacted where environmental events damage or disrupt our underlying properties. In addition, our businesses and the properties underlying our investments are subject to environmental laws and regulations in all key jurisdictions where we carry on business or hold investments. Consequently, we may experience environmental impacts or liabilities that could adversely affect the value of those businesses and properties, their ability to generate income, and costs related to any required compliance requirements or remediation. Through other invested assets, such as loans, bonds or equity investments, we could be subject to these impacts and negative consequences from environmental violations by counterparties. Our reputation and operations may be adversely affected if we or our tenants, borrowers, or other associated parties violate environmental regulations or best practices. Similarly, if our Clients, shareholder groups, or other key stakeholders deem that our environmental risk mitigation, climate change- or sustainability-related practices are inadequate, our reputation and operations could be negatively affected. Failure to comply with an existing or potential Client’s environmental, climate change or sustainability policies could disqualify us from bidding on, or earning business opportunities, or retaining existing business. We may also experience reduced access to capital markets if sustainability indices and/or investors find that our practices fall short of their criteria, which in turn could result in being removed from one or more of these indices or as an appropriate investment by investors.

As noted above under Insurance Risk - Mortality and Morbidity Risk, environmental risks, including climate change risks have implications in areas such as catastrophic risk and the concentration risk presented by natural and human-made environmental disasters, which could impact our mortality and morbidity experience and our pricing and modeling assumptions as these events increase. For example, in our group benefits businesses, a localized event that affects the workplace of one or more of our Clients could cause a significant loss related to a concentration of claims under group policies.

In addition to the impacts noted above, failure to adequately prepare for the potential impacts of environmental risks, including those associated with climate change, may have other direct and indirect negative impacts. These may include business losses or disruption, including a shift in Client preferences or demands, resulting from:

•	extreme weather conditions or other environmental disasters,
•	longer-term shifts and impacts related to warming temperatures, the availability of food and water and other ongoing climate change impacts,
•	wider and/or more rapid transmission of new and existing diseases through pandemics or otherwise, and
•	other unforeseen human consequences.

Significant environmental changes and disasters may also reduce the overall level of economic activity in affected areas which could hurt our businesses, the value of our investments, our ability to offer products and services, or service our existing Clients.

These risks could also harm the financial condition of our reinsurers and insurers of property which we own, lease, have invested in or manage which may increase the risk of default on recoveries from these reinsurers and insurers, may increase the cost of reinsuring our business or the cost of insurance, and may result in reinsurance or insurance coverage being unavailable.

A transition to a lower carbon economy could affect public and private fixed income asset values. Existing portfolio investments in coal, oil sands producers, related fossil fuel industries, railways and pipelines, as well as geographic markets which are dependent on these industries, may pose financial risk as a result of changes in consumer preferences and competition from renewable energy companies leading to stranded assets and lower overall profitability. SLC Management incorporates a number of different analyses into its assessment of climate risks through both standalone analysis of physical risks by geographic region and through the assessment of carbon transition risks, depending on the industry.

Operational Risk

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

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Information Security and Privacy Risks

Information and technology are used in almost all aspects of our business and operations. As part of our Client strategy, we continue to enhance the digital side of our business to support and enable new business models and processes, that are more personal, proactive and predictive.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for our Clients, employees and other parties’ information. This requires the effective and secure use, management and oversight of information and physical assets. We engage with various stakeholders and leverage emerging technologies, including digital, mobile applications, cloud computing, artificial intelligence and robotic process automation. These technologies are used to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced some business and information technology functions in various jurisdictions.

There continues to be increased information security and privacy attacks across all industry sectors, including financial institutions, retailers and governments and the scope of these threats continues to increase in size and complexity. This increasing level of malicious activity poses a significant risk to our systems and these risks may be exacerbated by the breadth of our operations, our geographic footprint and the complexity of our technology systems. A serious security or privacy breach of either an internal or third-party service provider’s computer system that contains sensitive business, Client and/or employee information may result in business interruption, theft or misuse of confidential information, regulatory penalties and scrutiny, litigation, reputational damage and may have an adverse impact on current and future business opportunities with our Clients, employees and business relationships.

In particular, privacy breaches could occur and may result in unauthorized access and disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing reporting requirements relating to cybersecurity and more stringent consumer privacy legislation. Social media risk could also significantly impact our reputation due to the broad reach and real-time interaction of such media.

We have established security controls and processes that are intended to protect information and computer systems including information security risk assessments and privacy impact assessments. Notwithstanding these measures, the threat environment is rapidly and constantly changing, and there remains a possibility that our processes and controls could be unsuccessful in detecting or preventing a security breach. We remain vulnerable, and work with third parties who may also be vulnerable, to computer viruses and other types of malicious software, cyber-attacks and hacking attempts from unauthorized persons, the physical theft of computer systems, internal programming or human errors, fraud, or other disruptive problems or events. There is also a risk that certain internal controls fail, which could also exacerbate the consequences from such events.

Human Resources Risk

Our ability to achieve business objectives can be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation programs that effectively drive employee behaviour. Failure to manage Human Resources risk can also lead to direct financial and reputational loss including losses arising from activity that is inconsistent with Human Rights or employment laws or health and safety regulations.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on Client fairness, conduct, anti-money laundering, privacy and data governance. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

Our business is based on public trust and confidence and any damage to that trust or confidence could cause Clients not to buy, or to redeem, our products. We also face a significant risk of litigation in the ordinary course of operating our business including the risk of class action lawsuits. In addition, we also face the risk of reputational damage or loss due to intentional, malicious, illegal or unethical acts such as fraud, misappropriation or circumvention of the law by internal and/or external parties including our employees, Clients, distributors, service providers or other third parties. Even with controls in place, these parties may behave in ways that could harm, injure or otherwise negatively impact our Clients and other stakeholders. For instance, we may not be able to fully monitor or control the manner of distribution of our products by third party firms or the submission of falsified applications or claims, despite the training and compliance programs in place. We may suffer financial, reputation or other harm to our business if our products are distributed by such firms in an inappropriate manner or to Clients for whom such products are unsuitable. We are subject to anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, and the UK Bribery Act, each of which include significant civil and criminal penalties if breached. Our policies, including our Code of Business Conduct, require strict adherence to these laws. In the course of business, we, or our joint ventures, distribution or other non-controlled business partners, may from time to time transact with government entities. As a consequence,

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we may be at risk of censure under anti-bribery and anti-corruption laws if our or our partners’ due diligence or other process and procedures when transacting with government entities are deemed inadequate.

Insurance and securities regulatory authorities and other government agencies in jurisdictions we operate regularly make inquiries, conduct investigations and administer market conduct examinations with respect to compliance with applicable anti-money laundering, bribery, corrupt practices, insurance, privacy and securities laws and regulations. As well, regulatory and governmental authorities, industry groups and rating agencies have developed initiatives regarding market conduct. In recent years, financial services regulators and other governmental authorities in many of the countries in which we operate have raised issues and commenced regulatory inquiries, investigations and proceedings with respect to current and past business practices in the financial services industry, and have given greater emphasis to the investigation of those practices. For example, regulatory reviews and investigations have been made concerning suitability of sales of certain products, payment of commissions and other fees to intermediaries, market timing and late trading in investment funds, governance practices, allegations of improper life insurance pricing, sales and compensation practices by life and annuity insurers and mutual fund dealers, including related conflicts of interest and anti-money laundering controls and procedures. Current and future regulatory investigations, examinations, proceedings, and civil actions arising out of such matters could adversely affect our reputation, and may result in settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy or may cause us to make changes to our business and compliance practices, policies and procedures, which in turn could impact our profitability and future financial results and increase our litigation risk.

Under the Insurance Act and the Supervisory Information (Insurance) Regulations (Canada) and pursuant to similar restrictions in other jurisdictions, we are prohibited from directly or indirectly disclosing any supervisory information relating to SLF Inc., Sun Life Assurance and their affiliates.

Execution and Integration Risks Relating to Mergers, Acquisitions, Strategic Investments and Divestitures

We regularly explore opportunities to acquire other financial services businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategy goals. Any transaction that we enter into introduces the risks related to completing the transactions as planned including effective separation and integration of the transferred businesses, effective or efficient integration, restructuring or reorganization of the businesses after the transactions have closed, and motivating and retaining personnel to effectively execute these transactions. In addition, the integration of operations and differences in organizational culture may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. These risks could have an impact on our business relationship with various stakeholders including future employees, Clients, distributors and partners. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired business with our existing operations.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

Initiatives supporting our business strategy rely on developing innovative information technology solutions and upgrading our existing systems on a timely basis to meet business needs. Although every reasonable precaution is taken to ensure information technology systems remain available, stable and current, it is not possible to fully eliminate all risk. Some changes and upgrades are extremely complex and there is a chance that an undetected technical flaw may exist, which, when implemented, stops or disrupts critical information technology systems or business applications or leads to operational errors such as incorrect financial reporting.

Third-Party Risk

We engage in a variety of third-party relationships, including with distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or fail to perform to expected standards.

An interruption in our relationship with certain third parties or other parties engaged by such third parties, the impairment of their reputation or creditworthiness, their failure to provide contracted services in the manner agreed or in accordance with applicable laws and regulations could materially and adversely affect our business objectives or expose us to regulatory fines and/or reputational harm. Even with contingency plans developed for our material third party arrangements, there can be no assurance that we would be able to transition to alternate sources for these arrangements in a timely manner, at reasonable cost, or with minimal disruption to our stakeholders.

Business Disruption Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations and access to technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

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Although we have implemented and periodically test our business continuity, crisis management and disaster recovery plans, a sustained failure of one or more of our key business processes or systems could materially and adversely impact our business, operations and employees. These failures can result from disruption of our processes and systems due to utility outages, fires, floods, severe storms, cyber-attacks, terrorism and other human-made attacks, natural disasters and other events. We have experienced increased incidences and impacts of disruption due to weather events such as tropical storms and flooding in the geographies in which we operate, as well as earthquakes and pandemic risks. In addition to these key business processes and system disruptions, these unanticipated events, including disease pandemics, can also negatively affect staff, preventing them from getting to work or from operating business processes. Business disruptions can also occur due to changes in environmental risk and related impacts have been highlighted above under the heading Environmental Risk. Also, because some of our business processes are performed by third parties and some of our systems interface with or are dependent on third-party systems, we could experience service interruptions if these third-party operations or systems fail.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management, risk management and advanced analytics (such as artificial intelligence, predictive modeling and decision making algorithms). Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

Model risk can arise from many sources including inappropriate methodologies, assumptions or parameters, incorrect use of source data, inaccurate or untimely source data, incorrect application or operator errors, increasing product complexity and regulatory expectations. If the models’ methodologies and assumptions are not appropriately set or well controlled, or data or implementation errors occur in the models, this could result in a negative impact on our results and financial position.

Many of our methods and models for managing risk and exposures are based upon the use of observed historical precedents for financial market behaviour, credit experience and insurance risks. As a result, these methods may not fully predict future risk exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, Clients, catastrophic occurrence or other matters that are publicly available or otherwise accessible to us. However, this information may not always be accurate, complete, up-to-date, properly evaluated or necessarily indicative of ultimate realized experience. As we review and update our models, changes might be made to valuation methods and assumptions, which may impact our results.

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries. Information management risk is the inability to capture, manage, retain and appropriately dispose of business records, the inability to provide data that is fit for purpose, accurate, complete or timely to support business decisions, and the inability to manage data location and cross-border appropriately. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigation.

Additional information on operational risk can be found in the Risk Factors section of this AIF.

Liquidity Risk

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Under stress conditions, significant increases in funding obligations can occur in conjunction with material reductions in cost effective sources of available cash inflow. In particular, adverse stress scenarios could involve significant increases in policyholder cash surrenders and terminations and decreases in the amounts of premiums and deposits being generated by existing and new Clients. Adverse capital market conditions may also be associated with a material reduction in available market liquidity and clearing prices for expected asset sales, and reductions in the level of cash inflows (dividends, interest payments and expected maturities) on continuing portfolio investments. These developments could have an adverse effect on our financial position and results of operations.

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We engage in various transactions including repurchase agreements and other capital markets transactions to meet short-term cash requirements. The cost and our ability to execute these transactions may be negatively impacted by illiquid or volatile markets. Disruption in the financial markets may limit our access to capital in the event we are required to seek additional liquidity to operate our businesses. This will result in increased costs to raise capital coupled with less desirable terms or maturities which would decrease future profitability and financial flexibility.

SLF Inc. is a holding company for its insurance, wealth and asset management subsidiaries and does not have significant operations of its own. Dividends and interest payments from its subsidiaries are its principal sources of cash. If the cash received from its subsidiaries is insufficient, then it may be required to raise debt or equity externally or sell some of its assets. We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances.

In addition, rating agencies publish credit ratings of securities issued by SLF Inc. and its subsidiaries, which have an impact on the interest rates paid by those companies on borrowed funds. A material downgrade in the issuer credit ratings could limit our access to capital or increase the cost of borrowing and may have an adverse effect on our financial condition.

We have established financing arrangements that support NAIC statutory reserves for universal life policies issued by Sun Life Assurance in the U.S. Our ability to support these reserves with these financing structures can be negatively impacted by market conditions and regulatory changes. Further, these financings, in all or in part, are treated as operating leverage by the rating agencies. If, due to a change in rating agency methodology or position, the rating agencies cease to treat these financings as operating leverage, without providing any grandfathering provisions, there may be an adverse impact on our credit and financial strength ratings.

Other Risks

Tax Matters

The validity and measurement of tax benefits associated with various tax positions taken or expected to be taken in our tax filings are a matter of tax law and are subject to interpretation. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of income tax implications of the transactions and events during the period. There can be a risk that tax authorities could differ in their interpretation of the relevant laws and could assert that tax positions taken by the company give rise to a need for reassessment, including reassessment under specific or general anti-avoidance rules or transfer pricing provisions.

The assessment of additional taxes, interest and penalties or damage to the Company’s reputation could be materially adverse to our future results of operations and financial position.

Under the liability method of accounting for income taxes, deferred tax assets are recognized for the carryforward of unused tax losses and tax credits, as well as amounts that have already been recorded in the financial statements, but will not result in deductible amounts in determining taxable income until future periods. Deferred tax assets are recognized only to the extent of the probability that taxable profit will be available against which the future tax deductions and unused tax losses can be utilized.

At the end of each reporting period, we must assess the value of our deferred tax assets. The determination of our deferred tax assets is dependent upon projections of future taxable profits. Our projections require significant judgments and estimates about future events, including global economic conditions and the future profitability of our businesses. If the profitability of our businesses is lower than our projections or if our outlook diminishes significantly, we may be required to reduce the value of our deferred tax assets. Any change to our deferred tax assets could have a material adverse impact on our future results of operations and financial position.

We are also subject to changing income tax regulations. Sun Life Financial currently has an effective income tax rate that is lower than the Canadian statutory income tax rate for corporations. The Company reflects favourable tax impacts in its financial statements from certain tax benefits, including but not limited to tax-exempt investment income, dividends received deductions, tax credits (from certain investments or from taxes paid on foreign source income), and favourable tax rates in certain jurisdictions in which we operate. In addition, many of our life insurance products benefit Clients with preferred tax treatment under various tax regimes. For example life insurance policies and annuity contracts in the U.S. and Canada allow for the deferral or elimination of taxation on earnings (inside buildup) accrued under the policy. There is a risk that tax legislation, administrative guidance or legislative developments could lessen or eliminate some of the benefits currently available to the Company or its policyholders. This risk could result in lower product sales or increased lapses of policies, and could have a material adverse effect on our future results of operations and financial position.

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From time to time, governments in countries in which we operate enact changes to statutory corporate income tax rates, as the U.S. did in 2017. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of substantive enactment. As of December 31, 2019, the Company reported a $1,049 million net deferred tax asset in its Consolidated Statements of Financial Position, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantive enactment of a rate reduction.

International Operations

The future success of our businesses in our international operations depends in large part on our ability to grow and compete in the markets where we operate. Challenges in these markets pose strategic and execution risk including our ability to attract and retain qualified employees and executives with local experience and critical skills, political, legal, economic, competition or other risks, risks associated with joint venture operations, developing and executing our risk management practices, and our ability to attract, retain, expand and diversify distribution channels.

If we are unable to attract, retain and engage qualified employees and executives with relevant experience and critical business skills, our ability to grow our business in our international operations as quickly as planned may be limited. Competition for qualified employees and distribution partners in our international operations, in particular the Asian markets, continues to be strong and could adversely impact our ability to attract and retain talent.

Our international operations may face political, legal and regulatory, economic, competitive, operational or other risks that we may not face in our domestic operations. Examples of this type of risk are the risk of changes in regulation, political risks due to changes in government, discriminatory regulation, political instability, nationalization or expropriation of assets, changes to the maximum level of non-domestic ownership, price controls and exchange controls or other restrictions that could prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian dollars or other currencies.

Capital markets in certain international markets may not have the same depth, liquidity or range of investment options generally available in other markets in which we operate. In particular, the more limited availability of long-duration assets exposes our Asian operations to higher asset-liability management costs and potential risk.

We have entered into joint venture arrangements in certain markets in Asia, where we may have a lesser degree of control over these businesses that may expose us to additional operational, financial, compliance and legal risks. We may be dependent on our joint venture counterparty for capital, product distribution, local market knowledge, or other resources. Our ability to exercise management control or influence over these joint ventures and the success of our investments in them will depend on the cooperation between the joint venture participants and the terms of the joint venture agreements, which allocate control among the joint venture participants. If we are unable to effectively manage these joint ventures, or any joint venture counterparty fails to meet its obligations under the joint venture arrangement, encounters financial difficulty, elects to alter, modify or terminate the relationship, or a joint venture does not comply with local legislation or regulations, we may be unable to achieve our objectives and our results of operations and brand may be negatively impacted.

Capital Adequacy

Capital adequacy risk is the risk that our capital position is not or will not be sufficient to withstand adverse economic conditions, to maintain our financial strength, to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion, and to support the risk taking activity in pursuit of our business objectives.

The strength of our capital position depends in part upon the level of and changes in interest rates and equity prices, credit experience, mortality and morbidity experience, currency rate fluctuations and our overall profitability.

Various factors such as declining equity markets, downgrades in ratings, changes in interest rates, changes in credit spreads on corporate bonds and asset backed securities, lower earnings and inability to access capital markets on a timely basis may negatively impact our capital ratios, and may impair our financial position and our ability to execute our business strategies and plans. In addition, regulatory changes implemented by OSFI in 2018 and regulatory changes being considered by other regulators world-wide may adversely impact the capital ratios of SLF Inc. and its insurance subsidiaries. These factors may impair our financial position and our ability to execute our business strategy.

Credit and Financial Strength Ratings

Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under insurance policies. Credit ratings indicate the opinions of rating agencies regarding an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital. A downgrade by a rating agency in the credit ratings of securities issued by SLF Inc. and its subsidiaries or the financial strength ratings of SLF Inc.’s insurance company subsidiaries could adversely affect our financial condition and results of operations.

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The financial strength rating of an insurance company is a key competitive factor in marketing its products and in attracting and retaining agents and distributors. If our credit or financial strength ratings are downgraded, our financial condition, competitive position and results of operations could be negatively impacted in many ways, including:

•	Reducing new sales of insurance products, annuities and investment products;
•	Higher level of surrenders and withdrawals;
•	Higher reinsurance costs;
•	Requiring us to reduce prices for products and services to remain competitive;
•	Increasing our cost of capital and limiting our access to the capital markets, thus reducing our financial flexibility;
•	Reducing our ability to enter into normal course derivative or hedging transactions and increasing the costs associated with such transactions; and
•	Adversely affecting our relationships with our advisors and third-party distributors of our products.

In addition, downgrades in our credit or financial strength ratings below thresholds specified in certain of our derivative agreements, reinsurance agreements and other agreements could result in the counterparties to those agreements having the right to terminate those agreements or to require that we provide support for those agreements in the form of collateral or letters of credit.

Changes in methodologies and criteria used by rating agencies could also result in downgrades that do not reflect changes in the general economic conditions or our financial condition.

Additional information concerning our ratings is provided in this AIF under the heading Security Ratings and in our 2019 MD&A under the heading Financial Strength.

Mergers, Acquisitions, Divestitures and Strategic Investments

We regularly explore opportunities to selectively acquire other financial services businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. These transactions introduce the risk of financial loss due to a potential failure to achieve the expected financial or other strategic objectives. There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Although we undertake extensive due diligence in connection with potential acquisitions, there may be liabilities or asset impairments that we fail to, or are unable to discover during our due diligence investigations. There could also be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with acquisitions or divestitures of businesses. There is no assurance that we will achieve our financial or strategic objectives or anticipated cost savings following an acquisition.

The purchase and sale agreements that support acquisition transactions typically include indemnifications provided by the seller to the purchaser. These rights are typically limited by survival periods and limitations on the nature and amount of losses we may recover and there is a risk that these indemnifications will not be collectible or be sufficient to fully offset losses arising from the acquired business. We would also be exposed to the credit risk of the selling party with respect to its ability to pay if an indemnification provision is triggered.

The use of our own funds as consideration in any acquisition would consume capital resources, which could affect our capital plan and render those funds unavailable for other corporate purposes. Moreover, as a result of uncertainty and risks associated with potential acquisitions and dispositions of businesses, rating agencies may take certain actions with respect to the ratings assigned to SLF Inc. and/or its subsidiaries. There could also be changes in regulatory requirements arising from a transaction that could impact our operations or capital requirements in unanticipated ways.

We may also periodically choose to divest all or part of certain businesses. These businesses may have certain linkages to other businesses within the company, both operational and financial. The separation process may result in disruptions to retained businesses due to loss of shared resources, the effort required to effect separation or financial strain. When we dispose of all, or part of certain businesses, we may remain liable to the acquirer or to third parties for certain losses or costs arising from the divested business. We may also incur a loss on the disposition.

We also regularly explore opportunities to invest in early-stage companies, together with a strategic partnership arrangement. These types of transactions may introduce heightened reputational risk that we may fail to, or are unable to, discover during our due diligence investigations. The reputational risk often outweighs the risk of financial loss due to the nature of the strategic partnership arrangements we enter into as part of these types of transactions.

Risks relating to execution and integration of our acquisitions have been included in the Operational Risk section of this AIF.

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Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings is provided in Note 23 of our 2019 Consolidated Financial Statements and is incorporated herein by reference.

Since January 1, 2019, (i) no penalties or sanctions have been imposed against Sun Life by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; (ii) Sun Life has not entered into any settlement agreements with a court relating to Canadian securities legislation or with a Canadian securities regulatory authority and (iii) no penalties or sanctions have been imposed against Sun Life by a Canadian securities regulatory authority, other than nominal late filing fees, or by a court relating to Canadian securities legislation.

Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of SLF Inc.’s securities, securities authorized for issuance under equity compensation plans and interests of informed persons in material transactions, if applicable, is contained in SLF Inc.’s information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in SLF Inc.’s MD&A and consolidated financial statements for its most recently completed financial year.

Requests for copies of these documents may be sent to the Corporate Secretary of SLF Inc. at 1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6. Copies of these documents and other additional information related to SLF Inc. are available at www.sunlife.com, www.sedar.com and www.sec.gov.

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APPENDIX A - Charter of the Audit Committee

Sun Life Financial Inc. and Sun Life Assurance Company of Canada (“the Corporation”)

Purpose

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) whose primary functions are to assist the Board with its oversight role with respect to:

1.	The integrity of financial statements and related information provided to shareholders and others;
2.	The Corporation’s compliance with financial regulatory requirements;
3.	The adequacy and effectiveness of the internal control environment implemented and maintained by management; and
4.	The qualifications, independence and performance of the External Auditor who is accountable to the Committee, the Board and the shareholders.

Membership

The Committee is composed of not less than three Directors, including a Committee Chair, appointed by the Board on an annual basis following each annual meeting.

Each member of the Committee shall be independent as defined in the Director Independence Policy and financially literate. In the Board’s judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management or the External Auditor of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements. In addition, the Committee shall have at least one member that the Board has determined is an audit committee financial expert.

Committee membership is reviewed in connection with appointments to the Committee and annually by the Governance, Nomination & Investment Committee to ensure the Committee as a whole includes members with the experience and expertise required to fulfill the Committee’s mandate and that the financial literacy and the audit committee financial expert requirements (as defined by the Securities and Exchange Commission) are met.

Any member of the Committee may be removed or replaced at any time by the Board and the Board shall fill vacancies on the Committee.

Structure and Operations

A meeting of the Committee may be called at any time by the Chairman of the Board (the “Chairman”) or by any member of the Committee. The Committee meets as frequently as necessary, but not less than four times a year. A quorum at any meeting of the Committee shall be three members. The Chair of the Committee reports to the Board after each Committee meeting.

The Chair of the Committee is consulted in advance in connection with the appointment, reassignment, replacement or dismissal of the Chief Actuary, Chief Auditor and Chief Financial Officer, and annually on the performance assessment and compensation awarded to those individuals.

The External Auditor reports to the Committee. The External Auditor receives notice of, and may attend all Committee meetings.

The Committee holds a private session at each regularly scheduled meeting with each of the Chief Actuary, Chief Auditor, Chief Financial Officer and representatives of the External Auditor, and with the Chief Risk Officer and Chief Compliance Officer, as appropriate, and those individuals have unrestricted access to Committee members between meetings. The Committee holds a private session at each meeting of the Committee for members only. The Committee has full access to the Corporation’s records and information and, in consultation with the Chairman, may engage any special advisors it deems necessary to provide independent advice at the expense of the Corporation.

On an annual basis, the Committee will review this Charter and the Forward Agenda for the Committee and, where necessary, recommend changes to the Board for approval. This Charter will be posted on the Corporation’s website and the Committee will prepare a report on its activities for inclusion in the annual meeting material. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

Duties and Responsibilities of the Committee

Financial Reporting

1.	Reviews with management and the External Auditor and makes recommendations to the Board on the approval of:
(a)	the interim unaudited consolidated financial statements, including the notes thereto, Management’s Discussion and Analysis and related news release; and

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(b)	the annual audited consolidated financial statements, including the notes thereto, Management’s Discussion and Analysis and related news release.
2.	In conducting its review of the quarterly and annual financial statements:
(a)	reviews the underlying earnings;
(b)

discusses with the External Auditor any significant changes that were required in the external audit plan, any significant issues raised with management during the course of the audit or review, including any restrictions on the scope of activities or access to information, and those matters that are required to be discussed under generally accepted auditing standards;

(c)

receives a report from management on its review of the financial statements, Management’s Discussion and Analysis and related news release, and discusses with the President & Chief Executive Officer and the Chief Financial Officer any significant issues raised in connection with the certifications relating to financial disclosure and controls that those officers are required to file with securities regulatory authorities;

(d)

assures itself that the External Auditor is satisfied that the accounting estimates and judgements made by management, and management’s selection of accounting principles, reflect an appropriate application of International Financial Reporting Standards;

(e)	seeks assurances from the External Auditor that the financial statements, including the notes thereto, fairly present the financial position, results of operations and cash flows of the Corporation;
(f)	discusses with the Chief Actuary the parts of the quarterly and annual audited consolidated financial statements prepared by that officer;
(g)	reviews with management and the External Auditor the Corporation’s principal accounting and actuarial practices and policies; and
(h)

considers emerging industry, regulatory and accounting standards and the possible impact on the Corporation’s principal accounting practices and policies, including consideration of the use of non-IFRS measures.

External Auditor

3.

Reviews the independence of the External Auditor, including the requirements relating to such independence under the laws governing the Corporation, the applicable rules of stock exchanges on which the Corporation’s securities are listed, and regulatory bodies with responsibility for establishing auditor independence requirements and policies. At least annually, the Committee receives from and reviews with the External Auditor its written statement delineating relationships with the Corporation and, if necessary, recommends that the Board take appropriate action to satisfy itself of the External Auditor’s independence and accountability to the Committee, the Board and shareholders.

4.

Appraises the skills, resources and performance of the External Auditor and recommends to the Board the appointment or, if so determined by the Committee, the replacement of the External Auditor, subject to the approval of the shareholders.

5.	Reviews and approves the scope and terms of the External Auditor’s engagement, and reviews and recommends for approval by the Board the engagement letter and remuneration of the External Auditor.
6.

Reviews and approves the Restricting Use of External Auditor Policy which outlines the services for which the External Auditor can be engaged, the approval process for such services and the policy regarding the employment of former employees of the External Auditor.

7.

Determines, reviews and approves the services to be performed by the External Auditor and the fees to be paid to the External Auditor for audit, audit-related and other services permitted by law and in accordance with the Restricting Use of External Auditor Policy, with such approvals to be given by the Committee, through the exercise of authority delegated to one or more of the Committee’s independent members or pursuant to pre-approval procedures adopted by the Committee in accordance with applicable requirements.

8.	Reviews with the External Auditor and management the overall scope of the external audit plan, quality control procedures and the resources that the External Auditor will devote to the audit.
9.	Reviews with the External Auditor any regulatory matters that pertain to the External Auditor.

Internal Control and Audit

10.

Requires management to implement and maintain appropriate internal control procedures, reviews and evaluates the effectiveness of such procedures, and ensures that appropriate action is being taken to address any material internal control deficiencies.

11.	Reviews at least annually and makes recommendations to the Board on the approval of the Corporation’s Internal Control Framework.
12.	Reviews management’s reports on the effectiveness of the Corporation’s disclosure controls and procedures and its internal control over financial reporting.
13.	Reviews and approves the annual internal audit plan and oversees its coordination with the External Auditor’s audit plan.
14.

Reviews with management and the Chief Auditor the effectiveness of the internal control procedures, including a quarterly report thereon received from the Chief Auditor that includes disclosure of any significant changes that were required in the internal audit plan and any significant issues raised with management during the course of any internal audit work, including any restrictions on the scope of activities or access to information.

Governance

15.	Reviews and approves the organizational structure of the Actuarial, Finance and Internal Audit functions on an annual basis.

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16.	Reviews, at least annually, and approves changes to the statements of mandate, responsibility and authority of the Chief Actuary, Chief Auditor and Chief Financial Officer.
17.	Reviews, at least annually, the adequacy of the authority, independence and resources of the Chief Actuary, Chief Auditor and Chief Financial Officer.
18.	Establishes the scope and frequency of the independent reviews of the Actuarial, Finance and Internal Audit functions.
19.	Approves the objectives and reviews the effectiveness of the Chief Actuary, Chief Auditor and Chief Financial Officer and the Actuarial, Internal Audit and Finance functions annually.
20.

Requires the Chief Actuary, Chief Auditor and Chief Financial Officer to report on any material disagreements with other members of senior management relating to the business, and reviews how such matters are being addressed.

21.	Reviews succession plans for the roles of Chief Actuary, Chief Auditor, Chief Financial Officer and other senior management roles overseen by the Committee.
22.	Reviews matters within its mandate that are addressed in the regular examination and similar reports received from regulatory agencies, including management’s responses and recommendations.
23.	Discusses with the External Auditor the financial and control-related aspects of material transactions that are being proposed by the Corporation.
24.	Reviews and discusses with the External Auditor and Chief Actuary such reports and regulatory returns of the Corporation as may be specified by law.
25.

Discusses the qualifications for and determines whether a member of the Committee is a financial expert, and in conjunction with the Governance, Nomination & Investment Committee, ensures the ongoing financial literacy of Committee members.

Other

26.	Reviews the annual report on litigation or other reports, as required.
27.

Performs such other duties and exercises such other powers as may, from time to time, be assigned to or vested in the Committee by the Board, and such other functions as may be required of the Committee by law, regulation or stock exchange rule.

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